THE GREAT-WEST LIFE ASSURANCE COMPANY

(Landlord)

- and -

RESIN SYSTEMS INC.

(Tenant)

OFFICE LEASE

MERIDIAN CORPORATE PARK

Dated: September 26, 2003
Floor Number: 4

TABLE OF CONTENTS

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Office Lease

BASIC PROVISIONS

Landlord:	THE GREAT-WEST LIFE ASSURANCE COMPANY
Address:	c/o GWL Realty Advisors Inc. 2990 Stock Exchange Tower 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 Telephone Number: (403) 777-0410
Tenant:	RESIN SYSTEMS INC.
Address:	#400, 2421 – 37 Avenue NE, Calgary, Alberta
Building:	Meridian Corporate Park, 2421 – 37 Avenue NE, Calgary, AB and situate upon the lands described in Schedule "B" of this Lease.
Premises:	11,514 square feet on the 4th Floor of the Building, more or less
Area of Premises:	Rentable Area: 11,514 square feet
Term of Lease:	December 1, 2003 to March 31, 2011
Minimum Rent:	Dec 1/03 – Mar 31/04 - $0.00 per square foot of Rentable Area per annum. Apr 1/04 – Mar 31/05 - $9.00 per square foot of Rentable Area per annum. Apr 1/05 – Mar 31/08 - $10.00 per square foot of Rentable Area per annum. Apr 1/08 – Mar 31/11 - $11.00 per square foot of Rentable Area per annum.
Security Deposit:	$54,346.08
Option to Extend:	Two (2) Five (5) year Options Not less than nine (9) months notice to exercise Rent at fair market value

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THIS LEASE made this 26th day of September, 2003.

BETWEEN:

THE GREAT-WEST LIFE ASSURANCE COMPANY

(the "Landlord")

- and -

RESIN SYSTEMS INC.

(the "Tenant")

ARTICLE 1
GRANT AND PREMISES

Section 1.1   Grant and Premises

The Landlord demises and leases the Premises to the Tenant. The Premises are located on the 4th floor of the Building measuring 11,514 square feet of Rentable Area. The Tenant leases and accepts the Premises from the Landlord, subject to the covenants and terms of this Lease.

The Premises may be re-measured in accordance with BOMA Standards, at the Landlord's option. Should the Premises be re-measured, then within a reasonable period of time following the Commencement Date the Landlord will provide the Tenant with a certificate of measurement from the Landlord's Architect. This certificate will be final and binding upon the parties. On receipt of the certificate of the Landlord's Architect verifying the Rentable Area of the Premises Rent will be adjusted accordingly.

Section 1.2   Quiet Enjoyment

The Landlord covenants with the Tenant for quiet enjoyment subject to the Tenant's full compliance with the terms of this Lease.

ARTICLE 2
TERM AND POSSESSION

Section 2.1   Term

The Landlord leases the Premises to the Tenant for a term of seven (7) years and four (4) months to be computed from the 1st day of December, 2003, and to be fully completed and ended on the 31st day of March, 2011, except where this Lease has provided for early termination.

The commencement and termination dates of the Term of this Lease shall be adjusted such that the commencement date shall immediately follow the completion of the Fixturing Period (as hereinafter defined).

Section 2.2   Delayed Possession

If the Premises are not completed and ready for occupancy on the Commencement Date, for any reason other than delay caused by the Tenant or failure of the Tenant to complete its work, Rent will abate until the Premises are delivered to the Tenant. This abatement of Rent will be in full settlement of all claims the Tenant may otherwise have by reason of the delay.

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Section 2.3   Acceptance of Premises

The Tenant will have a period of 15 days after taking possession of the Premises to notify the Landlord of any [latent] [patent] defects and defects which cannot be discovered upon a visual examination. The Landlord will rectify these deficiencies within a reasonable period of time following notice from the Tenant. This rectification will be the only liability of the Landlord with respect to these deficiencies.

ARTICLE 3
RENT AND OPERATING COSTS

Section 3.1   Minimum Rent

During the Term, the Tenant will pay to the Landlord annual Minimum Rent. Minimum Rent is calculated based on the annual rates per square foot of the Rentable Area of the Premises set out in the following table. Minimum Rent is payable in advance on the first day of the month, in equal, consecutive monthly instalments as set out in the following table:

Period of Time	Annual Minimum Rent	Monthly Minimum Rent	Rate Per Square Foot
DEC 1/03 - MAR 31/04 ~~Nov 1/03 — Feb 29/04~~	$0.00	$0.00	$0.00
APR 1/04 - MAR 31/05 ~~Mar 1/04 — Feb 28/05~~	$103,626.00	$8,635.50	$9.00
APR 1/05 - MAR 31/08 ~~Mar 1/05 — Feb 29/08~~	$115,140.00	$9,595.00	$10.00
APR 1/08 - MAR 31/11 ~~Mar 1/08 — Feb 28/11~~	$126,654.00	$10,554.50	$11.00

Section 3.2   Payment - Operating Costs

(a)   The Tenant will pay to the Landlord its Proportionate Share of the Operating Costs. Prior to the Commencement Date (or within a reasonable period of time after the Commencement Date) and at the beginning of each subsequent Lease Year, the Landlord will compute and deliver to the Tenant [an] [a reasonable] estimate of Operating Costs for the upcoming Lease Year.

(b)   The Tenant will pay to the Landlord, in monthly installments, one-twelfth of the Tenant's Proportionate Share of the Landlord's estimate of Operating Costs for each Lease Year, at the same time as the Tenant pays its monthly installment of Minimum Rent.

(c)   The Landlord may from time to time re-estimate the amount of projected Operating Costs for the then current Lease Year and re-estimate the Tenant's Proportionate Share of the Operating Costs for the remainder of the Lease Year. The Tenant will change its monthly installments to conform with the revised estimate.

(d)   Unless delayed by causes beyond the Landlord's control, the Landlord will deliver to the Tenant within [180] [90] days after the end of each Lease Year a statement [certified by the Building Manager of the Building] (the "Operating Costs Statement") setting out in reasonable detail the amount of Operating Costs for the preceding Lease Year. If the aggregate of the monthly installments of Operating Costs actually paid by the Tenant during the preceding Lease Year differs from the estimated Operating Costs payable for that Lease Year, the Tenant will pay or the Landlord will either refund the difference without interest within 30 days after the delivery of the Operating Costs Statement or apply the difference against the Additional Rent next falling due. The obligation to readjust Operating Costs will survive the expiry or sooner termination of the Term.

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Section 3.3   Payment of Rent – General

(a)   All amounts payable by the Tenant under this Lease, other than Minimum Rent, will be considered "Additional Rent" and will be deemed to be Rent. Additional Rent is payable and recoverable as Rent in the manner set out in this Lease. All Additional Rent will start to be payable on the Commencement Date unless otherwise provided for in this Lease. The Landlord will have all rights against the Tenant for default in payment of Additional Rent as it does for arrears of Minimum Rent. The Tenant shall also be liable for and pay to the Landlord concurrently with payments of Minimum Rent and Additional Rent all Sales Tax payable on Minimum Rent and Additional Rent and the Landlord shall have all rights against the Tenant for default in payment of Sales Tax as it does for arrears of Minimum Rent.

(b)   Rent will be paid to the Landlord without demand and without deduction, abatement, set-off or compensation at the address of the Landlord as set out in this Lease, or to any person at another address as the Landlord may from time to time designate in writing. The Tenant's obligation to pay accrued but unpaid Rent will survive the expiration or earlier termination of this Lease. If the time and manner of the payment of any Rent is not provided in this Lease, the Landlord[, **acting reasonably**] will be permitted to determine the time and manner of this payment.

(c)   If the Term commences or ends on a day other than the first or last day of a calendar month, the monthly installment of Rent will be calculated on a daily basis, based on a period of 365 days.

(d)   At the Landlord's request, the Tenant will participate in a pre-authorized payment plan whereby the Landlord will be authorized to debit the Tenant's bank account each month or from time to time during each Lease Year in an amount equal to the Annual Rent and Additional Rent payable on a monthly basis and if applicable, generally any amount payable provisionally pursuant to the provisions of this Lease on an estimated basis. The Tenant hereby undertakes to sign a form of application to give full force and effect to the foregoing within five (5) days of presentation.

Section 3.4   Net Lease

It is the intention of the parties to this Lease that the Minimum Rent payable under this Lease will be absolutely net and carefree to the Landlord. Any obligation pertaining to the Premises which is not expressly declared in this Lease to be the Landlord's obligation will be deemed to be the Tenant's obligation, to be paid by the Tenant or to be performed by or at the expense of the Tenant.


ARTICLE 4
TAXES AND UTILITIES


Section 4.1   Tenant's Taxes

(a)   The Tenant will pay to the Landlord, or, if the Landlord directs, to the relevant taxing authority every tax due in respect of the Term upon or on account of:

(i)   operations at, occupancy of or conduct of business in or from the Premises; and

(ii)   fixtures or improvements in the Premises.

(b)   The Tenant will pay its [share] [**Proportionate Share**] of all Taxes payable with respect to the Building as determined by the Landlord from time to time acting equitably and in good faith.

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(c)   If the Tenant designates that realty taxes go to support separate schools, the Tenant will pay the difference, if any, between the rate for separate and public schools to the Landlord together with Taxes under Section 4.1(a) and (b).

(d)   The Tenant will pay to the Landlord, in monthly installments, one-twelfth of the Tenant's Proportionate Share of the Landlord's estimate of Taxes for each Lease Year, at the same time as the Tenant's monthly installment of Minimum Rent.

(e)   The Landlord[, **acting reasonably,**] may from time to time re-estimate the amount of projected Taxes for the then current Lease Year and re-estimate the Tenant's Proportionate Share of the Taxes for the remainder of the Lease Year. The Tenant will change its monthly installments to conform with the revised estimate.

(f)   The Tenant will forward to the Landlord copies of all invoices, bills and assessments for Taxes, as well as with respect to all taxes payable under this Section 4.1 when received by the Tenant.

(g)   The Tenant will pay to the Landlord, when the Tenant makes payment of Rent, all Sales Tax owing with respect to the Rent.

(h)   **[The Landlord will promptly reimburse the Tenant for any overpayment of Taxes made by the Tenant pursuant to this section 4.1 once the actual amount for Annual Taxes, and any adjustments thereto, have been determined.]**

Section 4.2   Right to Contest

The Landlord and the Tenant will each have the right to contest, in good faith, the validity or amount of any tax, assessment, licence fee, excise fee and other charge which it is responsible to pay under this Article 4, provided that in the case of a contest by the Tenant:

(a)   the Tenant obtains the Landlord's prior consent to any such contest before commencing the contest;

(b)   no contest by the Tenant may involve the possibility of forfeiture, sale or disturbance of the Landlord's interest in the Premises;

(c)   the Tenant indemnifies and agrees to hold the Landlord harmless from any and all losses, costs or damages (including legal fees and disbursements) that the Landlord may suffer because of a contest by the Tenant;

(d)   prior to contesting a charge, the Tenant will immediately pay and satisfy the amount claimed to be due, together with any costs, penalties and interest and will provide evidence of this payment to the Landlord; and

(e)   the Tenant will have no right to contest Taxes which are not separately assessed against the Premises.

Section 4.3   Utility Charges and Services

Electricity and other utilities will be supplied to the Premises at the Tenant's expense by a supplier appointed by the Landlord. If the Premises are not separately metered, the Landlord will apportion the cost of the electricity [**based on its Proportionate Share**] or other utilities among all those tenants to whom the electricity or other utilities are supplied on a reasonable and equitable basis. Upon receipt of a statement from the Landlord for the electricity or utility charges, the Tenant will pay to the Landlord the amount shown on the statement. Notwithstanding the above, by notice to the Tenant, the Landlord may elect to estimate the amounts for electricity or utilities which the Tenant owes and to require the Tenant to pay the amounts in monthly installments at the times and in the manner provided under this Lease for payment of Minimum Rent. If the Landlord elects to do so, the provisions of section 3.2 will apply to charges for utilities in the same manner as if they were Operating Costs.

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If the Landlord from time to time reasonably determines that the use of electricity or any other utility or service in the Premises is disproportionate to that of other tenants, the Landlord may separately charge the Tenant for the excess costs attributable to this disproportionate use. At the Landlord's request, the Tenant will install and maintain, at the Tenant's expense, metering devices for determining the consumption of any such utility or service in the Premises.

ARTICLE 5
USE OF LEASED PREMISES

Section 5.1   Use

The Premises will be used and occupied only for general office purposes and miscellaneous ancillary storage. The Tenant will carry out its operations in the Premises throughout the Term in a first class manner in accordance with the provisions of this Lease and rules and regulations contained herein.

Section 5.2   Compliance with Laws

The Premises will be used and occupied in a safe, careful and proper manner so as not to contravene any present or future governmental or quasi-governmental laws, by-laws, rules, regulations or orders. If improvements, alterations or repairs are necessary to comply with any of the above or with the requirements of insurance carriers, the Tenant will pay the entire cost of the improvements, alterations or repairs.

Section 5.3   Abandonment

The Tenant will not vacate or abandon the Premises or leave the Premises unoccupied at any time during the Term without the Landlord's consent.

Section 5.4   Nuisance

The Tenant will not cause or permit any nuisance in or about the Premises. The Tenant will keep the Premises free of debris, rodents, vermin and anything of a dangerous, noxious or offensive nature or which could create a fire hazard (through undue load on electrical circuits or otherwise) or undue vibration, heat, noise or odours.

Section 5.5   Relocation of Premises

The Landlord[, **acting reasonably and equitably in its sole discretion**] shall have the right, upon providing the Tenant with a Notice of Relocation, to relocate the Tenant to other premises in the Building (which, for certainty, includes all buildings that may be constructed on the parcel or parcels of land comprising the project notwithstanding that a building may be constructed on lands adjacent to the Lands) and the Tenant shall co-operate and participate in regard to such relocation in accordance with the following provisions:

(a)   the Notice of Relocation shall not require the Tenant to relocate to the Relocated Premises in less than sixty (60) days[, **and not until the Relocated Premises is substantially completed**];

(b)   the Relocated Premises shall contain approximately the same or greater Rentable Area as the Rentable Area of the Premises;

(c)   the Landlord shall, at its sole expense and discretion:

(i)   provide new Improvements in the Relocated Premises; or

(ii)   move all or part of the existing Improvements to the Relocated Premises; or

(iii)   provide in the Relocated Premises a combination of new Improvements and existing Improvements moved from the Premises,

{NEW.NEW;669817.DOC;2}L:\c3\607\40293\Meridian 2002 Standard Lease. doc

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such that, in any such case, the Improvements in the Relocated Premises are reasonably similar to those existing in the Premises at the time of the Notice of Relocation [(as agreed to and approved by the Tenant, acting reasonably)];

(d) the Landlord shall pay for the reasonable moving costs, if any, for the Tenant's trade fixtures and furnishings from the Premises to the Relocated Premises;

(e) Minimum Rent and Additional Rent shall abate from the date the Tenant moves out of the Premises until the date Tenant is able to commence its business operations in the Relocated Premises;

(f) if the Rentable Area of the Relocated Premises is [greater or] less than the Rentable Area of the Premises, the Minimum Rent and Additional Rent payable hereunder shall be appropriately [increased or] decreased; and

(g) upon the relocation of the Premises in the manner contemplated by this Section 5.5, the Relocated Premises shall become, and shall be referred to in this Lease as, the Premises and all provisions of this Lease shall apply to the Relocated Premises, provided that, in no event shall the Landlord be required to provide or grant any fixturing period, any allowance, inducement or other similar payment to the Tenant, any free or excused rent or other similar inducement in favour of the Tenant with respect to or in relation to the Relocated Premises, or perform any work upon or with respect to the Building or the Relocated Premises, other than expressly set out in this Section 5.5.

5.6   Hazardous Substances on the Premises

The Tenant shall not cause or permit any Hazardous Substance to be brought upon, kept or used in or about the Premises without the prior written consent of the Landlord, which consent shall not be unreasonably withheld if the Tenant demonstrates to the Landlord's reasonable satisfaction that such Hazardous Substance is reasonably necessary for the Tenant's permitted use of the Premises and that it will be used, kept, stored and disposed of in a manner that complies with all Environmental Laws. The Tenant shall further ensure that its employees are trained with respect to the identification, storage, and holding of all Hazardous Substances.


ARTICLE 6
SERVICES, MAINTENANCE,
REPAIR, ALTERATIONS AND ACCESS BY THE LANDLORD


Section 6.1   Operation of Building

During the Term, the Landlord will operate and maintain the Building in accordance with all applicable laws and regulations and with standards from time to time prevailing for office buildings of a similar size and class in the area in which the Building is located. The Landlord will provide the services set out in Section 6.2, Section 6.3 and Section 6.4 subject in all cases to reimbursement by the Tenant as part of Operating Costs.

Section 6.2   Services to Premises

Subject to Section 6.5 and the Tenant's obligations under this Lease and except during periods of repair and maintenance, the Landlord will provide in the Premises:

(a) the HVAC Services during Normal Business Hours;

(b) janitorial services, including window washing, as reasonably required to keep the Premises in a clean and wholesome condition, provided that the Tenant leaves the Premises in a reasonably tidy condition at the end of each business day;

(c) electric power for normal lighting and small business office equipment but not equipment using amounts of power disproportionate to that used by other tenants in the Building; and

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(d)   replacement of Building standard fluorescent tubes, light bulbs and ballasts as required from time to time as a result of normal usage.

Section 6.3   Building Services

Except during periods of repair and maintenance, the Landlord will provide in the Building:

(a)   domestic running water and necessary supplies in washrooms sufficient for their normal use by occupants of the Building;

(b)   access to and egress from the Premises during Normal Business Hours of the Building, including elevator or escalator service if included in the Building; and

(c)   heat, ventilation, cooling, lighting, electric power, domestic running water and janitorial service in the Common Areas.

If the Landlord reasonably determines at any time during the Term that the Tenant's use of domestic running water, washroom supplies, elevator use, janitorial service is disproportionate to that of other tenants, the Landlord[, **acting reasonably and equitably,**] may separately charge the Tenant for the excess cost attributable to this disproportionate use.

Section 6.4   HVAC

The Landlord will supply HVAC Services to the Premises during Normal Business Hours. The Tenant acknowledges that the HVAC System is designed to heat and cool the Building and the Premises under the following circumstances:

(a)   the Premises are used as general business offices;

(b)   the Premises are configured as open floor space;

(c)   the windows exposed to the sun are shaded; and

without regard to the Tenant's specific use of the Premises, including occupancy by an above average number of people, or the installation of any equipment including computers, photocopiers and the Lines and Communications Equipment.

The Tenant will not, without the Landlord's consent, install in the Premises equipment (including Lines and Communications Equipment) which generates sufficient heat to affect the temperature otherwise maintained in the Premises by the HVAC System as normally operated. If installations in the Premises by the Tenant adversely affect the HVAC Services or the HVAC System, the Landlord may install supplementary air-conditioning units, facilities or services in the Premises, or modify its HVAC System, as may be required in the Landlord's reasonable opinion to maintain proper temperature levels and air circulation within the Premises and the Building and the Tenant will pay the Landlord, within 10 days after receipt of any invoice for the costs, for the costs so incurred by the Landlord.

Section 6.5   Maintenance, Repair and Replacement

The Landlord will operate, maintain, repair and replace the systems, facilities and equipment necessary for the proper operation of the Building and for provision of the Landlord's services under Section 6.2 and Section 6.3 (except for systems, facilities and equipment installed by or which are the property of the Tenant). The Landlord will be responsible for and will expeditiously maintain and repair the [~~foundations, load-bearing structure and roof of the Building~~] [**Building Structure**]. Subject to Article 9, the Landlord will repair damage to the Building against which the Landlord is obligated to insure under Section 8.1 of this Lease, provided that:

(a)   if any part of the systems, facilities and equipment are destroyed, damaged or impaired, the Landlord will have a reasonable time in which to complete the necessary repair or replacement, and during that time will be required only to maintain the services as are reasonably possible in the circumstances;

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(b)   the Landlord may temporarily discontinue any of its services at any time necessary due to causes beyond the Landlord's reasonable control; and

(c)   if any part of the systems, facilities and equipment are destroyed, damaged or impaired by reason of the actions or inactions of the Tenant, the cost of repair will be at the Tenant's expense.

Section 6.6   Additional Services

If from time to time, the Tenant requests in writing, the Landlord will provide Additional Services in the Premises to the extent that it is reasonably able to do so. The Tenant will pay the Landlord for the Additional Service at reasonable rates as the Landlord may from time to time establish within 10 days after receipt of any invoice for any such Additional Service. The Tenant will also comply with all reasonable security requirements of the Landlord.

Section 6.7   Alterations by Landlord

(a)   The Landlord [**acting reasonably, in its sole discretion,**] may from time to time:

    (i)   make repairs, replacements, changes or additions to the structure, systems, facilities and equipment in the Premises where necessary to serve the Premises or other parts of the Building;

    (ii)   make changes in or additions to any part of the Building not in or forming part of the Premises;

    (iii)   relocate any Lines and Communications Equipment (including the Tenant's Lines and Communications Equipment) located in the Common Areas, however, in doing so the Landlord will not disturb or interfere with the Tenant's use of the Premises and operations of its business any more than is reasonably necessary in the circumstances; before relocating any Lines and Communications Equipment serving the Premises the Landlord will give the Tenant reasonable notice;

    (iv)   change or alter the location of the Common Areas, however, in doing so, the Landlord will not disturb or interfere with the Tenant's use of the Premises and operations of its business any more than is reasonably necessary in the circumstances.

(b)   The Landlord may from time to time re-measure the Rentable Area of the Premises or re-calculate the Rentable Area of the Premises and may readjust the Minimum Rent and/or the Tenant's Proportionate Share of Additional Rent accordingly. The effective date of any such re-adjustment will be:

    (i)   the date on which the change occurred in the case of an adjustment to the Rentable Area resulting from change in the demising walls or the Common Areas on a floor on which the Premises are located;

    (ii)   the date as of which the error was introduced in the calculation of any Rent in the case of a correction to any measurement or calculation error; and

    (iii)   in any other case, on the date on which the Landlord gives the Tenant notice of the remeasurement.

Section 6.8   Access by Landlord

The Tenant will permit the Landlord to enter the Premises in order to examine, inspect and show the Premises to persons wishing to purchase, lease or encumber the Premises or the Building. The Landlord may enter to provide services or make repairs, replacements, changes or alterations as set out in this Lease, and to take such steps as the Landlord may deem necessary for the safety, improvement or preservation of the Premises or the Building. Whenever possible, the Landlord will consult with or give reasonable notice to the Tenant prior

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to entering and will take all reasonable steps in order to minimize interference with the Tenant's business. No entry set out in this section will constitute an eviction or entitle the Tenant to any abatement of Rent. **[Minimum Rent and Additional Rent shall abate during the period where the Tenant is unable to conduct business in the normal course where the interruption is through no fault of the Tenant, as determined by the Landlord, acting reasonably.]**

Section 6.9 Policies

If the Landlord **[or the Tenant]** acts in accordance with a directive, policy or request of a governmental or quasi-governmental authority serving the public interest in the fields of energy, conservation or security, the Landlord **[or the Tenant]** will be deemed to have observed and performed the terms and conditions placed upon the Landlord **[or the Tenant]** under this Lease, including those relating to the provision of utilities and services.

Section 6.10 Limitation

Notwithstanding anything contained in this Lease, the Landlord will not be liable under any circumstances for any consequential damage to any person or property arising out of any obligation of the Landlord contained in this Lease. No reduction or discontinuance of any services set out in Article 6 of this Lease or elsewhere in this Lease will be construed as an eviction of the Tenant or release the Tenant from any obligation under this Lease.

ARTICLE 7
MAINTENANCE, REPAIR,
ALTERATIONS, IMPROVEMENTS AND SIGNS BY THE TENANT

Section 7.1 Condition of Premises

Except where this Lease specifically makes the Landlord responsible, the Tenant will maintain the Premises and all Improvements of the Premises in good order and condition as reasonably requested by the Landlord. The Tenant will maintain the Premises at least to the standard of the repair of the Building, including:

    (a)   repainting and redecorating the Premises and cleaning drapes and carpets at reasonable intervals as needed; and

    (b)   making repairs, replacements and alterations as needed, including those necessary to comply with the requirements of any governmental or quasi-governmental authority having jurisdiction.

The Tenant will notify the Landlord promptly of any damage to the Premises or Building**[, however the Tenant shall not be responsible for the cost and expense and the repair obligations for:**

    (a)   **reasonable wear and tear;**

    (b)   **costs due any material default of the Landlord;**

    (c)   **costs due to any act, omission or negligence of the Landlord or those for whom it is in law responsible;**

    (d)   **costs due to any structural defects or weakness of the Building;**

    (e)   **costs due to any repair or replacement to the structure of the Building, including without limitation the footings, foundations, exterior wall assemblies, subfloors, roof, including roof membrane and deck, bearing walls, structural columns, joist and beams, except where caused by the Tenant or those for which it is at law responsible;**

    (f)   **costs or expenses arising out of a peril for which the Landlord is or ought to have been insured pursuant to the terms of this Lease.]**

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Section 7.2 Failure to Maintain Premises

If the Tenant fails to perform any of its obligations under Section 7.1, on at least 10 days notice to the Tenant, the Landlord may enter the Premises and perform such obligations without liability to the Tenant for any loss or damage the Tenant may incur. The Tenant will pay to the Landlord within 10 days after receiving the Landlord's invoice the cost of performing these obligations, plus 15% of such cost to cover the Landlord's overhead and supervision.

Section 7.3 No Alterations Without Consent

The Tenant may not make any Improvements without the prior consent of the Landlord. Immediately after completion of the Improvements, the Tenant will provide the Landlord with "as built" plans for the Improvements. When the Tenant applies to the Landlord for consent to make Improvements the Tenant must provide the Landlord with detailed plans, drawings and specifications for the Improvements. Any [out of pocket] costs incurred by the Landlord, including, but not limited to, any fees paid to architects, engineers or other consultants, will be paid by the Tenant to the Landlord on demand. All Improvements made in the Premises, other than the Tenant's trade fixtures, furniture or equipment, will immediately become the property of the Landlord without compensation to the Tenant. The Tenant may not remove any Improvements during or after the Term without the prior consent of the Landlord.

Section 7.4 Construction of Improvements

The Tenant will appoint contractors to carry out any Improvement approved by the Landlord and will enter into a written contract with each contractor. Contracts for the Improvements must be approved in writing by the Landlord and will be subject to all reasonable conditions which the Landlord may impose. All initial Improvements will be made by the Tenant in accordance with the provisions of Schedule "H" and the Design Criteria Manual (if applicable) prepared by the Landlord and provided to the Tenant. As a condition of granting its consent the Landlord may require that:

(a) before starting the Improvements the Tenant provide the Landlord with:

(i) copies of all building permits, consents and other authorizations required in order to make the Improvements; and

(ii) certificates of insurance confirming that the Tenant has obtained the insurance coverage required under this Lease;

(b) before starting any Improvements the Tenant will furnish to the Landlord [reasonable] security for its obligations to complete and pay for the Improvements, the security may consist of a performance bond, cash deposit or other security acceptable to the Landlord;

(c) the Tenant's contractor obtain any insurance which the Landlord reasonably requires and provide the Landlord with proof that it has obtained the insurance;

(d) the Tenant permit the Landlord to supervise[, **acting reasonably**,] the making of the Improvements; and

(e) the Tenant pay to the Landlord all costs incurred by the Landlord in supervising and inspecting the Improvements, which costs may include:

(i) fees paid to architects, engineers and other consultants;

(ii) salaries paid to persons on the Landlord's staff or on staff of any person, firm or corporation, managing or administering the Building; and

(iii) an administration fee equal to five (5%) percent of the full contract price for:

(A) all approvals; and

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       (B)   supervision to ensure compliance with approved plans and building code requirements;

   (iv)   all costs incurred by the Landlord as a result of the Improvements including costs of:

       (A)   attendance by the Landlord or its agents at site meetings, if necessary;

       (B)   security in the Premises or the Building;

       (C)   hoisting and elevator service; and

       (D)   temporary power.

The Landlord may require, in its [sole but reasonable] discretion, that any part or all of the Improvements be carried out at the Tenant's expense by contractors or subcontractors designated or approved by the Landlord acting reasonably. Even if designated by the Landlord all contractors and subcontractors making Improvements will be the Tenant's contractors or subcontractors. Any work performed by or for the Tenant will be performed by competent workers whose labour union affiliations are not incompatible with those of any workers who may be employed in the Building by the Landlord, its contractors or subcontractors.

Section 7.5   Communication Equipment

(a)   The Tenant may install, replace or modify any Lines within the Building and the Premises only with the Landlord's consent, which consent will not be unreasonably withheld [or delayed]. The Tenant may install, replace or modify Communications Equipment in those portions of the Common Areas designated for such use only with the consent of the Landlord, which consent may be arbitrarily and unreasonably withheld. If the Tenant wishes to install, replace or modify any Lines or Communications Equipment in the Common Areas, including the common telephone rooms and the Building risers, then the Tenant must apply to the Landlord for consent.

(b)   Any application for consent will include:

   (i)   detailed plans, drawings and specifications for the Common Area Installation;

   (ii)   the names of all the contractors who will carry out the Common Area Installation; and

   (iii)   the name of the contractors who will provide the service to the Lines or Communications Equipment installed as part of the Common Area Installation.

(c)   In determining whether or not to grant its consent to any Common Area Installation, the Landlord may consider the following factors:

   (i)   the experience, qualifications and business history of the contractor;

   (ii)   whether the proposed Lines or Communications Equipment will interfere with any existing Lines or Communications Equipment in the Building;

   (iii)   whether there will be sufficient Lines and space remaining after the Common Area Installation for other occupants of the Building;

   (iv)   whether the Common Area Installation or the Lines or Communications Equipment will impose any additional obligations on the Landlord; and

   (v)   any other factor that the Landlord considers relevant.

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(d)   As a condition of granting its consent the Landlord may require that:

(i)   the Tenant comply with any of the provisions of Section 7.4 as though the Common Area Installation were an Improvement;

(ii)   [~~immediately~~] [**within a reasonable time**] after completion of the Common Area Installation the Tenant provide the Landlord with "as built" plans for the Lines and Communications Equipment;

(iii)   the Tenant or its service provider enter into the Landlord's standard form or licence agreement for the Building which may include a requirement to pay the Landlord a [**market-based**] licence fee and will include an obligation to comply with all present or future governmental or quasi-governmental laws, by-laws, rules or regulations or orders and all rules and regulations established by the Landlord for the Building;

(iv)   the Tenant pay [**all reasonable**] [~~an administration fee equal to five (5%) percent of the full contract price for:~~

(A)   ~~all approvals; and~~

(B)   ~~supervision to ensure compliance with approved plans and building code requirements; and~~

~~the Tenant pay all~~] costs incurred by the Landlord as a result of the Common Area Installation, including costs of:

(A)   attendance by the Landlord or its agents at site meetings, if necessary;

(B)   security in the Premises or the Building;

(C)   hoisting and elevator service; and

(D)   temporary power.

(e)   During the Term, the Tenant will remove all Lines or Communications Equipment which are no longer being used by the Tenant. The Tenant will repair any damage caused by the removal of any Lines or Communications Equipment.

Section 7.6   Removal of Improvements, Lines and Communications Equipment

At the expiry or sooner termination of the Term, the Landlord may require that the Tenant remove any Improvements from the Premises and any Lines and Communications Equipment installed by the Tenant in the Building. The Tenant will give the Landlord access to the Premises prior to the expiration or other termination of the Term to allow the Landlord to determine what Improvements, Lines, and Communications Equipment must be removed. The Landlord will give the Tenant notice of the Improvements, Lines, and Communications Equipment to be removed. The Tenant will carry out the removal and will repair all damage done by the removal as directed by the Landlord.

Section 7.7   Trade Fixtures

The Tenant may install its trade fixtures in the Premises in a proper manner, provided that neither the trade fixtures nor their installation interfere with or damage the mechanical or electrical systems or the structure of the Building. If the Tenant is not then in default, trade fixtures installed in the Premises may be removed from the Premises from time to time in the ordinary course of the Tenant's business or in the course of reconstruction, renovation or alteration of the Premises by the Tenant and during a reasonable period prior to the expiration of the Term. At its own expense the Tenant will promptly repair any damage to the Premises resulting from the installation or removal of any trade fixtures. Trade fixtures do not include any Improvements which become the property of the Landlord upon installation, including but not

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limited to demountable partitions or similar installations which may be installed by the Tenant but become the property of the Landlord.

Section 7.8   Construction Liens

(a)   The Tenant will:

(i)   pay all costs for work done by or on behalf of the Tenant in the Premises which could result in any lien or encumbrance on the Landlord's interest in the Building, the Lands or any part of either of them;

(ii)   keep the title to the Lands or all or any part of Building free and clear of any lien or encumbrance in respect of the work; and

(iii)   indemnify and hold harmless the Landlord against any claim, loss, cost, demand and legal fees or other expenses arising out of the supply of material, services or labour for such work.

(b)   The Tenant will notify the Landlord immediately of any lien, claim of lien or other action of which the Tenant knows and which affects the title to the Building or the Lands. The Tenant will remove any lien [or pay into court an amount sufficient to obtain the discharge of such lien] from title to the Lands or the Building within 5 days after it receives notice of the lien. If the Tenant does not remove the lien within the 5 day period the Landlord may take whatever action the Landlord considers necessary to remove the lien. The entire cost of removing the lien, including all legal fees and expenses incurred by the Landlord will be payable by the Tenant to the Landlord on demand.

Section 7.9   Signs

The Tenant will not inscribe or affix any sign, lettering or design in the Premises or the Building which is visible from the exterior of the Building or on the interior or exterior of the Premises. Any sign, lettering or design of the Tenant which is visible from the exterior of the Premises, whether in the Common Areas or otherwise, must be approved by the Landlord, who may arbitrarily withhold its approval. Any sign, lettering or design of the Tenant which is approved of by the Landlord will be installed and maintained at the Tenant's expense and must conform to the uniform pattern (based on Building standard and quality) of identification signs for tenants in the Building as prescribed from time to time by the Landlord.

The Landlord will provide in the lobby of the Building a general directory board on which the Tenant will be entitled to have its name shown. The Landlord will retain exclusive control of the general directory board which will include the right to require a [reasonable] fee to be paid for the privilege of displaying the Tenant's name and any additions or deletions. The Landlord will be solely responsible for the allocation of space to tenants.


ARTICLE 8
INSURANCE


Section 8.1   Landlord's Insurance

During the Term, the Landlord will take out and keep in full force and effect liability insurance, "all risk" property insurance, boiler and pressure vessel insurance, loss of rental income insurance or insurable gross profits or any other insurance on the Building and all property and interest of the Landlord in the Building as the Landlord considers appropriate. The Landlord will maintain coverage and in amounts not less than those which are from time to time acceptable to a prudent owner in the area in which the Building is located. The costs of the insurance will be reimbursed by the Tenant to the Landlord as part of Operating Costs.

Notwithstanding any contribution by the Tenant to the cost of the Landlord's insurance premiums, the Tenant acknowledges and agrees that:

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(a)   the Tenant is not relieved of any liability arising from or contributed to by its negligence or its willful act or omission;

(b)   no insurable interest (including any implied waiver of subrogation) is conferred upon the Tenant under any insurance policies carried by the Landlord;

(c)   the Tenant has no right to receive any proceeds of any insurance policies carried by the Landlord; and

(d)   the right of any insurer of the Landlord to be subrogated to the rights of the Landlord is not limited or in any way restricted.

Section 8.2   Tenant not to Jeopardize Landlord's Insurance

(a)   The Tenant will not do, permit nor omit to be done, nor keep or sell, anything in or about the Premises or the Building which might result in any increase in the Landlord's insurance premiums or which might result in the actual or threatened reduction or cancellation of or material adverse change of such coverage.

(b)   If the Landlord's insurance premiums are increased as a result of Tenant's use or occupancy of the Premises or any article kept by the Tenant on the Premises or any act or omission of the Tenant in the Building or any part of the Premises or Building, the Tenant will pay the increase in premiums, as Additional Rent immediately upon demand. In determining the Tenant's responsibility as outlined for any increased premiums a statement issued by the organization or company establishing the insurance rate(s) on the Building will be conclusive evidence of the various components of such rate(s).

(c)   If any insurance coverage on the Building or any part of the Building is, or is threatened to be, cancelled, reduced or materially adversely changed by the insurer because of the use or occupancy of the Premises or any part of the Premises, and if the Tenant fails to remedy the condition or use or occupancy giving rise to cancellation or threatened cancellation, reduction or change within 24 hours after notice by the Landlord, then the Landlord may choose either to:

    (i)   re-enter and take possession of the Premises immediately, by leaving at the Premises a notice in writing of its intention to do so. If this occurs, the provisions of this Lease respecting the Landlord's remedies will apply; or

    (ii)   enter upon the Premises and remedy the condition, use or occupancy giving rise to such actual or threatened cancellation, reduction or change. If the Landlord remedies, the Tenant will pay to the Landlord on demand as Additional Rent the cost of remedying plus 15% of that cost on account of the Landlord's overhead and supervision. The Tenant agrees that no such entry by the Landlord will be deemed a re-entry or a breach of any covenant of quiet enjoyment contained in this Lease.

(d)   The Tenant agrees that the Landlord will not be liable for any damage to any property located on the Premises or for any other loss, cost or expense resulting from entry or re-entry by the Landlord under this section.

Section 8.3   Tenant's Insurance

(a)   The Tenant will take out and keep in full force and effect throughout the Term and during such other time as the Tenant occupies or otherwise is given possession of the Premises or any part of the Premises, the following insurance:

    (i)   comprehensive general liability insurance including, but not limited to, property damage, bodily injury liability, contractual liability, non-owned automobile liability and owners' and contractors' protective insurance coverage with respect to the Premises and the Tenant's use of the Building; liability coverage will include the activities conducted by the Tenant and any other person on the Premises, and by the Tenant, anyone

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for the Tenant is legally responsible and any other person performing work on behalf of the Tenant in any part of the Building; liability insurance policies will have inclusive limits of at least $5,000,000.00 for each occurrence involving bodily injury, death or property damage, or such higher limits as the Landlord may from time to time reasonably require; .

(ii)   standard "all-risks" insurance (including, but not limited to, sprinkler leakages (where applicable), earthquake, flood and collapse) on property of every kind and description owned by the Tenant, or for which the Tenant is legally liable, or installed by or on behalf of the Tenant in the Building; this insurance includes, but is not limited to, stock-in-trade, if appropriate, furniture, fixtures, interior plate glass and leasehold improvements, in an amount at least equal to the replacement cost of those items;

(iii)   if applicable, broad form comprehensive boiler and machinery insurance on a blanket repair and replacement basis; coverage will contain limits for each accident in an amount at least equal to the full replacement costs of all Improvements and of all boilers, pressure-vessels, air-conditioning equipment and miscellaneous electrical apparatus owned or operated by the Tenant or by others (excluding the Landlord) on behalf of the Tenant in or relating to or serving the Premises;

(iv)   business interruption insurance in such amounts as are from time to time necessary to reimburse the Tenant for direct or indirect loss of earnings attributable to any of the perils required to be insured against by the Tenant in this Lease or any other perils commonly insured against by prudent tenants in similar circumstances or attributable to prevention of access to the Premises or the Building as a result of such perils;

(v)   tenant's legal liability insurance in an amount of not less than [$5,000,000.00$2,000,000.00];

(vi)   standard owners' form automobile policy providing third party liability insurance with inclusive limits of not less than $1,000,000.00, and accident benefit insurance, covering all licensed vehicles owned or operated by or on behalf of the Tenant; and

(vii)   any other form of insurance, in such amounts and against such risks, as the Landlord may from time to time reasonably require.

(b)   Each of the Tenant's insurance policies will name the Landlord and any persons, firms or corporations reasonably designated by the Landlord as additional insured as their interests may appear and will contain, as appropriate:

(i)   any standard mortgage clauses that may be required by the Mortgagee;

(ii)   [a waiver of any subrogation rights which the Tenant's insurers would have against the Landlord or any person for whom the Landlord is in law responsible;]

(iii)   a severability of interests clause and a cross-liability clause;

(iv)   a provision stating that the Tenant's insurance policy will be primary and will not call into contribution any other insurance available to the Landlord; and

(v)   a waiver, as respects the interests of the Landlord and of any Mortgagee, of any provision in any of the Tenant's insurance policies with respect to any breach of any warranties, representations, declarations, or conditions contained in the Tenants' policies.

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(c)   All policies will be taken out with insurers and be in a form satisfactory to the Landlord. The Tenant will deliver to the Landlord either certificates of insurance in the form designated by the Landlord or certified copies of the Tenant's insurance policies as soon as practicable after the placement of such insurance. The Tenant will, from time to time, furnish to the Landlord certificates or other evidences acceptable to the Landlord as to the Tenant's insurance in effect and its renewal or continuation in force. In addition, the Tenant will provide to the Landlord · such evidence as the Landlord requires describing how the full replacement cost of the Tenant's stock-in-trade, furniture, fixtures, interior plate glass and leasehold improvements was determined.

(d)   All policies will contain an undertaking by the insurers that no material change, cancellation or termination of any policy will be made unless the Landlord has received at least 30 days prior notice of the change, delivered according to the provisions of this Lease.

Section 8.4   Landlord's Right to Place Tenant's Insurance

If the Tenant at any time fails to take out, keep in force or pay the premiums on any insurance as required in this Lease, or if the Tenant fails from time to time to deliver to the Landlord satisfactory proof of the good standing of any such insurance or the payment of premiums as required in this Lease then the Landlord will, without prejudice to any of its other rights and remedies under this Lease, have the right, but not the obligation, to place such insurance on behalf of the Tenant. This cost together with all expenses incurred by the Landlord and an amount equal to 15% of those costs and expenses to cover the Landlord's overhead and supervision will be paid by the Tenant to the Landlord upon demand.

Section 8.5   Indemnity by Tenant

The Tenant will indemnify the Landlord and hold it harmless from and against any and all claims, actions, damages, liability and expense in connection with the loss of life, personal injury and/or damage to property arising from or out of any occurrence in, upon or at the Premises, the occupancy or use by the Tenant (or those for whom it is in law responsible) of the Premises or any part of the Premises or occasioned wholly or in part by any act or omission of the Tenant (or those for whom it is in law responsible). If the Landlord is made a party to any litigation commenced by or against the Tenant, then the Tenant will protect and hold the Landlord harmless. The Tenant will pay all costs, expenses and solicitors' fees incurred or paid by the Landlord in connection with such litigation. This indemnity obligation of the Tenant will survive the expiration or earlier termination of the Term.

[Notwithstanding the foregoing, the Tenant shall not be liable for any and all claims, actions, damages, liability, and expense due to the negligence, act, fault or default of the Landlord, its employees, or for those for who the Landlord is in law responsible.]

Section 8.6   [Indemnity by Landlord

The Landlord will indemnify the Tenant and hold it harmless from and against any and all claims, actions, damages, liability, and expense in connection with the loss of life, personal injury, and/or damage to property occasioned, wholly or in part by any act or omission of the Landlord (or for whom it is in law responsible). If the Tenant is made party to any litigation commenced by or against the Landlord, then the Landlord will protect and hold the Tenant harmless. The Landlord will pay all reasonable costs, expenses and solicitors' fees incurred or paid by the Tenant in connection with such litigation.

Notwithstanding the foregoing, the Landlord shall not be liable for any and all claims, actions, damages, liability, and expense due to the negligence, act, fault or default of the Tenant, its employees or for those for whom the Tenant is in law responsible. This indemnity obligation of the Landlord will -not- survive the expiration or earlier termination of the Term.]

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ARTICLE 9
DAMAGE, DESTRUCTION AND EXPROPRIATION

Section 9.1   Damage

Whenever during the Term the Building or the Premises are destroyed or damaged (the "Damage"), the following provisions apply.

(a)   If the Damage renders 35% or more of the Rentable Area of the Building unfit for occupancy or impossible or unsafe to use and occupy ("Untenantable"), the Landlord may terminate this Lease by notice to the Tenant. Upon the Landlord giving such notice, this Lease will be terminated as of the date that the Damage became known to the Landlord (the "Date of the Damage"), and the Rent and all other payments for which the Tenant is liable under the terms of this Lease will be apportioned and paid in full to the Date of the Damage.

(b)   If the Damage is such that the Premises are entirely or partly untenantable and if,

    (i)   in the opinion of the Landlord, the Damage cannot be repaired with reasonable diligence within 180 days after the Date of the Damage; or

    (ii)   the Date of the Damage occurs during the last 2 years of the Term,

then, the Landlord may terminate this Lease by notice to the Tenant within 30 days after the Date of the Damage. Upon the Landlord giving such notice, this Lease will be terminated as of the Date of the Damage and the Rent and all other payments for which the Tenant is liable under the terms of this Lease will be apportioned and paid in full to the Date of the Damage.

(c)   If:

    (i)   the Damage is such that the Premises are rendered entirely or partly untenantable and if, in the opinion of the Landlord, the Damage can be repaired with reasonable diligence within 180 days after the Date of the Damage; or

    (ii)   the Landlord elects not to terminate this Lease under either of Section 14.1(a) or (b);

then the Landlord will give notice to the Tenant within 30 days after the Date of the Damage and will repair the Building with all reasonable speed. The Rent will abate proportionately to the portion of the Premises rendered untenantable from the Date of the Damage until the Landlord has rebuilt and repaired the Premises and/or the Building to the extent of its obligations under this Lease.

(d)   The decision of the Landlord, as to:

    (i)   the percentage of the Building which is damaged;

    (ii)   the time within which the Building or the Premises can or cannot be repaired;

    (iii)   the untenantability of the Premises or the Building; and

    (iv)   the date on which the Landlord's work is completed;

will be final and binding on the Tenant in the absence of manifest error. In making the foregoing decisions the Landlord will consult such architects, engineers and other professionals as it sees fit.

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(e)   The Landlord's obligation to rebuild the Premises or the Building is limited to the extent that it actually receives insurance proceeds. The Landlord will not be required to use plans and specifications and working drawings used in the original construction of the Building and nothing in this section requires the Landlord to rebuild the Building or Premises to the condition and state which existed before the Damage, but the Building and Premises, as re-built, will have reasonably similar facilities and services to those in the Building or Premises prior to the Damage.

(f)   When the Landlord gives notice to the Tenant that the Landlord's work in rebuilding and repairing the Premises has been substantially completed, the Tenant will [forthwith][, within a reasonable time,] complete all Tenant's work required to fully restore the Premises for business, fully fixtured and stocked (without the benefit of any capital allowance or payments made at the time of original construction by the Landlord). The Tenant will diligently complete the Tenant's work and, if the Premises have been closed for business, will reopen for business no later than 30 days after notice that the Landlord's work is substantially completed.

Section 9.2   Expropriation

Both the Landlord and the Tenant agree to co-operate with each other in respect of any expropriation of all or any part of the Premises or any other part of the Building, so that each may receive the maximum award to which its is entitled at law.

ARTICLE 10
ASSIGNMENT AND SUBLETTING

Section 10.1   Assignment, Subletting and Transfers

The Tenant will not effect a Transfer without the prior consent of the Landlord in each instance. The Landlord's consent will not be unreasonably withheld but will be subject to the Landlord's rights under Section 10.2. Notwithstanding any statutory provision to the contrary, it will not be considered unreasonable for the Landlord to refuse consent to a Transfer if:

(a)   such Transfer is in violation or in breach of any covenants or restrictions made or granted by the Landlord to other tenants, occupants or prospective tenants or occupants of the Building;

(b)   in the Landlord's opinion, the financial background, business history and capability of the proposed Transferee or its principal shareholders or partners, as the case may be, is not satisfactory;

(c)   the proposed Transferee is an existing tenant of the Landlord or a Person controlling any existing tenant of the Landlord;

(d)   there is a history of defaults under commercial leases by the Transferee or Person controlling the Transferee, or by corporations or partnerships in which the Transferee or Person controlling the Transferee was a principal shareholder or partner at the time of the defaults; and

(e)   the Landlord has not received sufficient information from the Tenant or the Transferee to enable it to make a determination concerning such Transfer.

If consent by the Landlord to any Transfer is granted, it will not constitute a waiver of the necessity for consent to any subsequent Transfer. This prohibition against Transfers includes a prohibition against any Transfer by operation of law. No Transfer will take place because of the Landlord's failure to give notice to the Tenant within 30 days as required by Section 10.2.

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Section 10.2   Landlord's Right to Terminate

If the Tenant intends to effect a Transfer or if a Transfer occurs by operation of law, the Tenant will give at least 30 days prior notice to the Landlord of such intent or occurrence. The notice will specify the identity of the Transferee, the type of Transfer intended or occurring, the portion of the Premises affected by the Transfer, and the financial and other terms of the Transfer. The Tenant will provide such financial, business or other information relating to the proposed Transferee and its principals as the Landlord or its Mortgagee requires, together with copies of any documents which record the particulars of the intended or occurring Transfer and the Landlord's non-refundable administrative fee. The Landlord will, within 30 days after receiving this notice, all requested information and the administration fee, notify the Tenant either that it:

(a)   consents or does not consent to the Transfer in accordance with the provisions and qualifications of this Article 10; or

(b)   elects to terminate this Lease as to the whole or part, as the case may be, of the Premises affected by the intended or occurring Transfer.

If the Landlord elects to terminate this Lease in whole or in part it will stipulate in its notice the termination date of this Lease. The termination date will be not less than 30 days and not more than 90 days following the giving of the notice termination.

[**If the Tenant serves the Landlord with a notice of intention to effect a Transfer and if the Landlord elects to terminate this Lease pursuant to section 10.2(b) hereof, the Tenant may render such termination void by withdrawing in writing its notice to effect a Transfer within 5 days of receipt from the Landlord of a termination notice given pursuant to this section 10.2.]**

Section 10.3   Conditions of Landlord's Consent

The Landlord's consent to any subletting or assignment will be subject to the condition that:

(a)   the rent and additional rent payable by the Transferee will not be proportionately less than the Rent and Additional Rent payable under this Lease at the date of the Transfer;

(b)   if the rent and additional rent to be paid by the Transferee proportionately exceeds the Rent and Additional Rent payable under this Lease, the amount of such excess will be paid by the Tenant to the Landlord; and

(c)   if the Tenant receives from any Transferee, either directly or indirectly, any consideration other than rent or additional rent for such sublease or assignment, either in the form of cash, goods or services, the Tenant will immediately pay to the Landlord an amount equal to this consideration.

Section 10.4   Conditions of Transfer

If there is a permitted Transfer, the Landlord may collect Rent from the Transferee and apply the net amount collected to the Rent payable under this Lease. No acceptance by the Landlord of any payments by a Transferee will be deemed a waiver of the Tenant's covenants or an acceptance of the Transferee as tenant or a release of the Tenant from the further performance by the Tenant of its obligations under this Lease. Any consent by the Landlord will be subject to the Tenant and the Transferee signing an agreement in the Landlord's standard form with the Landlord;

(a)   agreeing, in the case of an assignment, that the assignee will be bound as if it had originally executed this Lease as tenant;

(b)   agreeing, in the case of a sublease, to waive its rights under any relevant statute dealing with the protection of subtenants on forfeiture of a head lease and with the rights of sub-tenants when there is an election to surrender; and

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(c)   incorporating any conditions imposed by the Landlord in its consent or required by Section 10.3 and Section 10.4.

Section 10.5 Tenant Not Released

Regardless of any Transfer permitted or consented to by the Landlord, the Tenant will remain liable under this Lease and will not be released from performing any of the terms of this Lease. Where the Transfer is an assignment, and if the Landlord requests, the Tenant will, at the time of the Transfer, execute an indemnity agreement in the form attached below as Appendix "A".

Section 10.6 No Partial Payments of Rent

Notwithstanding the effective date of any permitted Transfer between the Tenant and the Transferee, all Rent for the month in which the effective date occurs will be paid in advance by the Tenant so that the Landlord will not be required to accept partial payments of Rent for that month from either the Tenant or its Transferee.

Section 10.7 Documentation

Any document evidencing any consent to a Transfer by the Landlord will be prepared by the Landlord or its solicitors. All associated legal fees will be paid by the Tenant.

Section 10.8 Change of Control

If the Tenant is at any time a company, corporation or partnership, any actual or proposed Change of Control in the company, corporation or partnership will be deemed to be a Transfer and will be subject to all of the provisions of this Article. The Tenant will make available to the Landlord or its representatives all of its corporate or partnership records, as the case may be, for inspection at all reasonable times, in order to ascertain whether any Change of Control has occurred.

Section 10.9 No Advertising

The Tenant will not advertise that the whole or any part of the Premises are available for assignment or sublease, nor will the Tenant permit any broker or other person to do so unless the text and format of the advertisement is approved in writing by the Landlord. No advertisement will contain any reference to the Rent for the Premises.

Section 10.10 Assignment by Landlord

The Landlord has the unrestricted right to sell, lease, convey, mortgage, encumber or otherwise dispose of all or any part of the Lands and Building or this Lease or any interest of the Landlord in the Lands, Building or this Lease. To the extent that the purchaser, lessee, assignee or encumbrancer assumes the obligations of the Landlord under this Lease, the Landlord will from then on, and without further agreement, be released of liability under this Lease to the extent of the assumption.

ARTICLE 11
SURRENDER

Section 11.1 Possession

At the expiration or other termination of the Term, the Tenant will immediately quit and surrender possession of the Premises in the condition the Tenant is required to maintain the Premises. Upon surrender, all right, title and interest of the Tenant in the Premises will cease.

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Section 11.2 Trade Fixtures and Improvements

Subject to the Tenant's rights under Section 7.7, after the expiration or other termination of the Term all of the Tenant's [trade] fixtures and Improvements [with the exception of the Tenant's trade fixtures] remaining in the Premises will be deemed conclusively to have been abandoned by the Tenant. The Landlord may appropriate, sell, destroy or otherwise dispose of the trade fixtures and Improvements without notice or obligation to compensate the Tenant or to account to the Tenant. The Tenant will pay to the Landlord on demand all reasonable costs incurred by the Landlord in connection with the [trade] fixtures and Improvements. Notwithstanding anything in this section, the Landlord will have the option of requiring the Tenant to remove any [trade] fixtures and/or Improvements made to the Premises (whether installed by the Tenant or not) and to restore the Premises to the state that existed prior to the making of any such [trade] fixtures and/or Improvements. If this occurs, the Tenant will promptly repair, at its own expense, any damage to the Premises resulting from this removal.

Section 11.3 Payments after Termination

No payments of money by the Tenant to the Landlord after the expiration or other termination of the Term or after the Landlord gives notice to the Tenant (other than a demand for payment of money), will reinstate, continue or extend the Term or make ineffective any notice given to the Tenant prior to the payment of such money. After the service of notice of the commencement of a suit, or after final judgment granting the Landlord possession of the Premises, the Landlord may receive and collect any sums of Rent due under the Lease. Such payment will not make ineffective any notice, or in any manner affect any pending suit or any judgment previously obtained.

ARTICLE 12
HOLDING OVER

Section 12.1 Month to Month Tenancy

If the Tenant remains in possession of the Premises with the Landlord's consent after the expiration or other termination of the Term, the Tenant will be deemed to be occupying the Premises on a month to month tenancy only. This month to month tenancy will be at a monthly rental equal to [twice] [one and three quarters] the Minimum Rent payable in the last month of the Term and otherwise on the same terms and conditions, including those with respect to payment of Additional Rent (but excluding any options to renew or extend the Term) as are applicable to a monthly tenancy. A different monthly rental may be agreed in writing by the Landlord and the Tenant. This month to month tenancy may be terminated by either of the Landlord or the Tenant on the last day of any calendar month by delivery of at least 30 days advance notice of termination to the other.

Nothing in this Article of this Lease will be construed to limit or impair any of the Landlord's rights of re-entry or eviction or constitute a waiver of these rights.

ARTICLE 13
DEFAULT

Section 13.1 Interest and Costs

The Tenant will pay monthly interest to the Landlord at the Stipulated Rate of Interest on all Rent required to be paid under this Lease from the due date for payment until the rent is fully paid and satisfied. The Tenant will indemnify the Landlord against all costs and charges, including legal fees, lawfully and reasonably incurred in enforcing payment of rent and in obtaining possession of the Premises after an Event of Default, or upon expiration or earlier termination of the Term of this Lease or in enforcing any covenant, provision or agreement of the Tenant contained in this Lease.

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Section 13.2   Right to Re-enter

Whenever there is an Event of Default the current month's Rent, together with the Rent for the following 3 months will immediately become due and payable. At the Landlord's option, the Term will be forfeited and void. The Landlord, without notice or any form of legal process whatsoever, may immediately re-enter and repossess the Premises, notwithstanding anything contained in any statute or law to the contrary. Notwithstanding such forfeiture the Landlord will have the right to recover arrears of Rent or damages for any prior default by the Tenant of its covenants, obligations or agreements under this Lease or any term or condition of this Lease. Furthermore, regardless of any such forfeiture the Landlord will have the right to recover from the Tenant damages, including damages for loss of future Rent suffered by reason of this Lease having been prematurely determined.

Section 13.3   Right to Relet

If there is an Event of Default, the Landlord may from time to time without terminating this Lease relet the Premises or any part of the Premises as agent for the Tenant. In the case of any such reletting:

(a)   the Landlord may make such alterations and repairs as may be necessary in order to relet the Premises;

(b)   the Landlord may relet the Premises for such term or terms (including a term extending beyond the Term of this Lease) and at such rental or rentals and upon such other terms and conditions as the Landlord in its sole discretion may deem advisable;

(c)   all rentals received by the Landlord from such reletting will be applied:

(i)   first, to the payment of any indebtedness other than Rent due from the Tenant to the Landlord under this Lease;

(ii)   second, to the repayment of any costs and expenses of the reletting, including brokerage fees and solicitors' fees and the costs of alterations and repairs;

(iii)   third, to the payment of Rent due and unpaid under this Lease; and

(iv)   the residue, if any, will be held by the Landlord and applied in payment of future Rent as may become due and payable under this Lease.

If the rentals received from the reletting during any month are less than the Rent to be paid by the Tenant during that month, the Tenant will pay any deficiency to the Landlord. The deficiency will be calculated and paid monthly. Notwithstanding the reletting, the Landlord will have the right to recover from the Tenant all damages incurred by the Landlord as a result of the Tenant's breach including all costs of recovering and reletting the Premises. No re-entry or taking possession of the Premises by the Landlord will be construed as an election on its part to terminate this Lease unless a notice of this intention be given to the Tenant or unless the termination is decreed by a court of competent jurisdiction. Notwithstanding any reletting without termination, the Landlord may at any time subsequent elect to terminate this Lease for such previous breach. Should the Landlord at any time terminate this Lease for any breach, in addition to any other remedies it may have, it may recover from the Tenant all damages it may incur by reason of this breach, including the cost of recovering and reletting the Premises and damages for loss of future Rent.

Section 13.4   Legal Expenses

If an action is brought for recovery of possession of the Premises, for recovery of Rent or any other amount due under the provisions of this Lease, or because of the breach of any other covenant by the Tenant contained in this Lease and the breach is established, the Tenant will pay to the Landlord all expenses incurred as a result, including solicitors' and counsel fees .

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Section 13.5 The Landlord May Perform Covenants

If the Tenant fails to perform any of its covenants or obligations under or in respect of this Lease, the Landlord may from time to time at its discretion, perform or cause to be performed any of the covenants or obligations, or any portion of the covenants or obligations. For this purpose, the Landlord may do such things upon or in respect of the Premises or any part of the Premises as the Landlord considers necessary.

All expenses incurred and expenditures made by or on behalf of the Landlord under this section will immediately be paid by the Tenant together with an amount equal to 15% of those expenses and expenditures on account of the Landlord's overhead and supervision. If the Tenant fails to do so, the Landlord may add the expenses to the Rent and recover them by all remedies available to the Landlord for the recovery of Rent in arrears.

Section 13.6 Landlord May Follow Chattels

If the Tenant leaves the Premises leaving any Rent or other amounts to be paid by the Tenant under this Lease unpaid, in addition to any of its other remedies under this Lease, at law or in equity, the Landlord may seize the goods and chattels of the Tenant at any place to which the Tenant or any other person has removed them, in the same manner as if such goods and chattels had remained in the Premises.

Section 13.7 Waiver of Exemptions

Notwithstanding any legislative provision to the contrary, none of the goods or chattels of the Tenant at any time on the Premises will be exempt from levy by distress for Rent in arrears by the Tenant as. If the Tenant makes any claim for such exemption or on distress being made by the Landlord this provision may be pleaded as an estoppel against the Tenant in any action brought to test the right to the levying upon any such goods as are named as exempted in the section or sections or amendment or amendments to the legislation. The Tenant waives all and every benefit that could or might have accrued to the Tenant under and by virtue of any legislation but for this covenant.

ARTICLE 14
ACKNOWLEDGEMENTS, ATTORNMENT, SUBORDINATION

Section 14.1 Acknowledgement of Tenancy

Within 10 days after the Landlord's request the Tenant agrees to deliver a certificate in the form requested by the Landlord to the Landlord or as the Landlord may direct, certifying (if such be the case) that this Lease is in full force and effect; that Rent is paid currently without any defences or offsets; that the Tenant is in possession; that there are no prepaid rents or security deposits other than those set out in this Lease; that there are no uncured defaults by the Landlord or stating those claimed by the Tenant, and such other matters as the Landlord may reasonably require. Any such statement may be relied upon by any person to whom the statement is addressed, or any assignee of any such persons.

Section 14.2 Attornment

If any proceedings are brought for the foreclosure of, or if the power of sale under any mortgage made by the Landlord covering the Premises is exercised, the Tenant will attorn to the mortgagee or purchaser upon the foreclosure or sale and recognize the purchaser as the Landlord under this Lease.

Section 14.3 Subordination

At the Landlord's request, the Tenant will subordinate or postpone its rights under this Lease to the lien of any charge, mortgage or the lien resulting from any other method of financing or refinancing, now or subsequently in force against the Building and to all advances made or subsequently to be made upon the security of the Building, or the Tenant will acknowledge the subordination or postponement to any such charge, mortgage or lien of its

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rights under this Lease. [The Landlord shall use its reasonable commercial efforts to obtain a non-disturbance agreement from any lender, mortgagee, or similar third party.]

Section 14.4 Power of Attorney

The Tenant will execute promptly the instruments or certificates to carry out the intent of Section 14.1, Section 14.2 and Section 14.3 as requested. If 15 days after the date of request by the Landlord to execute the instruments, the Tenant has not executed these instruments, the Landlord may, at its option, execute the instruments or certificates as the attorney for the Tenant. The Tenant will be considered to have authorized the Landlord to do so.

ARTICLE 15
GENERAL

Section 15.1 Rules and Regulations

At all times, the Tenant will comply with, and will cause its employees, agents, licensees and invitees to comply with, the Rules and Regulations from time to time in effect. The Landlord may, from time to time, amend, delete from or add to the Rules and Regulations, provided that any such modification:

(a)   will not be repugnant to any other provision of this Lease;

(b)   will be reasonable and have general application to all tenants in the Building, and

(c)   will be effective upon delivery of a copy of the Rules and Regulations to the Tenant at the Premises.

The Landlord will not be responsible to the Tenant for failure of any person to comply with such Rules and Regulations.

Section 15.2 Notice

Any notice, statement, consent or approval required or contemplated by any provision of this Lease must be given in writing addressed, in the case of the Landlord to it at its address set out in this Lease or in the case of the Tenant to it at the Premises. Notices, statements, consents or approvals may be delivered by regular prepaid mail, personal delivery or by facsimile transmission. The notice, statement, consent or approval will be conclusively deemed to be delivered:

(a)   if mailed, on the 5th Business Day after the day it is mailed unless regular mail service is interrupted by strikes or other irregularities;

(b)   if delivered, at the time of delivery; and

(c)   if sent by facsimile before 5:00 p.m. on a Business Day, on that Business Day or if sent by facsimile after 5:00 p.m. on a Business Day or on a day which is not a Business Day, on the next Business Day.

If in this Lease two or more persons are named as Tenant, the notice may be delivered to any one of the persons. Either party may, on 10 days notice to the other, from time to time designate another address in Canada to which notices are to be given.

Section 15.3 Force Majeure

If either party to this Lease, through no fault of their own, is delayed or hindered in or prevented from performing any act required by this Lease because of strikes, lock-outs, labour troubles, inability to procure materials, failure of power, restrictive governmental laws or regulations, riots, insurrection, war or other reason of a similar nature, then performance of such act will be excused for the period of the delay. The period for the performance of any such act will be extended for the same length of time as the delay. Notwithstanding anything else in this

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Lease this section will not operate to excuse the Tenant from the prompt payment of Rent, nor entitle the Tenant to compensation for any inconvenience, nuisance or discomfort.

Section 15.4   Name of Building

The Landlord has the right to change the name, number or designation of the Building during the Term without liability to the Tenant.

Section 15.5   Legal Costs

Whenever reference is made in this Lease to legal fees, solicitors fees, counsel fees incurred by the Landlord and payable by the Tenant that reference means legal fees incurred by the Landlord on a solicitor and its own client basis.

Section 15.6   Consent

Whenever a consent or approval of the Landlord or the Tenant is required under the terms of this Lease, this consent or approval will not be unreasonably withheld, [conditioned] or delayed, except where specifically provided in this Lease. If the Landlord unreasonably withholds or delays consent or approval, the Tenant's only remedy will be an action for specific performance. The Landlord will not be liable for damages. If either party withholds any consent or approval, that party will, on request, deliver to the other party a written statement giving the reasons for doing so.

Section 15.7   Registration

The Tenant will not register this Lease. However, upon the request of either party to this Lease the other party will join in the execution of a memorandum or notice of this Lease for the purpose of registration or, where applicable, the Tenant may register a caveat against the lands on which the Building is constructed. Such a memorandum, notice or caveat will describe only the parties, the Premises and the Term. The memorandum or notice of this Lease will be prepared and registered at the expense of the party desiring registration.

Section 15.8   Security Deposit

The Landlord acknowledges receipt of a deposit in the sum of $54,346.08 (the "Security Deposit") to be applied to the first two (2) months' Minimum Rent and Additional Rent including GST with the balance to be held by the Landlord, without interest, as security for the performance by the Tenant of all the covenants, obligations and agreements in this Lease to be observed and performed by the Tenant. If the Tenant defaults in observing or performing any covenants, obligations or agreements the Landlord may, at its option and without notice to the Tenant, appropriate and apply the Security Deposit, or so much of it as may, in the Landlord's sole discretion, be necessary to compensate the Landlord for Rent outstanding or loss or damage suffered or sustained by the Landlord arising out of or in connection with such default by the Tenant. Upon the Landlord's demand following any such appropriation the Tenant will pay to the Landlord an amount sufficient to restore the total original amount of the Security Deposit.

On the expiration or other sooner termination of the Term the Landlord will inspect the Premises to determine any state of non-repair or damage and the estimated cost of repair and restoration. The Landlord may apply the Security Deposit, to the extent of the estimated cost of repair and restoration. Following the inspection and provided the Tenant is not in default of any of its covenants, obligations or agreements under this Lease, as much of the remaining Security Deposit in the Landlord's possession, will be returned to the Tenant without interest. In the event of a sale, transfer or assignment of this Lease by the Landlord, the Landlord [may] [shall] transfer the Security Deposit or as much of it as remains, to the purchaser, transferee or assignee. Once the Landlord has done so, it will be freed and discharged from any further liability in connection with the Security Deposit.

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Section 15.9 [Indemnifier's Covenants

~~In order to induce the Landlord to execute and deliver this Lease and in consideration of the Landlord's execution and delivery of this Lease the Tenant will cause the Indemnifier, at the same time as the execution of this Lease, to enter into the indemnity agreement in the form attached as Appendix "A". The obligations of the Tenant under this Lease are not contingent on the delivery of or the continuing efficacy of the indemnity agreement. The Landlord may at any time release, compromise or amend the indemnity agreement without notice to the Tenant and without relieving the Tenant of any of its obligations under this Lease.~~]

Section 15.10 No Option

The submission of this Lease for examination does not constitute a reservation of or option for the Premises. This Lease becomes effective as a Lease only upon execution and delivery of this Lease by the Landlord and the Tenant.

Section 15.11 No Partnership

The Landlord does not, in any way or for any purpose, become a partner of the Tenant in the conduct of its business. Nor does the Landlord become a joint venturer or a member of joint enterprise with the Tenant under the terms of this Lease.

Section 15.12 Currency

Unless otherwise stated, all references to dollars in this Lease are references to Canadian dollars and all amounts payable under this Lease are payable in legal tender of Canada.

<h2 style="text-align:center">ARTICLE 16
INTERPRETATION</h2>

Section 16.1 Basic Provisions, Index, Captions and Section Numbers

The summary of Basic Provisions in this Lease, and the Table of Contents, captions, section numbers and article numbers in this Lease are inserted only as a matter of convenience. They do not define, limit, construe or describe the scope or intent of the sections or articles or of this Lease. They do not affect this Lease in any way.

Section 16.2 Additions and Deletions

In this Lease, the Landlord and the Tenant agree that deleted text in the Lease shall be indicated by text which has been struck through and enclosed in square brackets and text that has been added to the Lease shall be indicated by bolded text enclosed within square brackets. The Landlord and the Tenant agree that additions to the Lease as referenced in this clause shall form an integral part of this Lease and that deletions to the Lease as referenced in this clause shall not form any part of this Lease.

Section 16.3 Waiver

Failure by the Landlord [or the Tenant] to require performance of any term, covenant or condition contained in this Lease will not be deemed to be a waiver of such term, covenant or condition or of any subsequent breach of such term, covenant or condition or of any other term, covenant or condition contained in this Lease. If the Landlord subsequently accepts Rent under this Lease, it will not be deemed to be a waiver of any preceding breach by the Tenant of any term, covenant or condition of this Lease, other than the failure of the Tenant to pay the particular Rent so accepted, regardless of the Landlord's knowledge of the preceding breach at the time of accepting the Rent. No covenant, term or condition of this Lease will be deemed to have been waived by the Landlord [or the Tenant], unless the waiver is made in writing by the Landlord.

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Section 16.4   Accord and Satisfaction

No payment by the Tenant or receipt by the Landlord of a lesser amount than the Rent stipulated in this Lease will be deemed to be anything other than a partial payment of the earliest stipulated Rent or as otherwise allocated by the Landlord. Nor will any endorsement or statement, or any cheque or any letter accompanying any cheque or payment as Rent be deemed to satisfy the obligation of Rent. The Landlord may accept a cheque or payment without giving up its right to recover the balance of the Rent or pursue any other remedy as provided in this Lease.

Section 16.5   Entire Agreement

This Lease and the Schedules, Appendices and Riders, if any, attached to this Lease and forming a part of it, set out all the covenants, promises, agreements, conditions and understandings between the Landlord and the Tenant concerning the Premises. There are no covenants, promises, warranties, agreements, conditions or representations, either oral or written, between them other than are those set out in this Lease. Except where this Lease so provides, no subsequent alteration, amendment, change or addition to this Lease will be binding upon the Landlord or the Tenant unless it is in writing and signed by them.

Section 16.6   Partial Invalidity

If any term, covenant or condition of this Lease or its application to any person or circumstance is, to any extent, invalid or unenforceable, the remainder of this Lease and/or the application of such term, covenant or condition to persons or circumstances will not be affected (other than the term, covenant or condition which was held invalid or unenforceable). Each term, covenant or condition of this Lease is separately valid and enforceable to the fullest extent permitted by law.

Section 16.7   Time To Be of the Essence

Time is of the essence of this Lease.

Section 16.8   Governing Law

This Lease is governed by and construed according to the laws of the Province in which the Building is located and the applicable Federal laws of Canada.

Section 16.9   Joint and Several Liability

If two or more individuals, corporations, partnerships or other business associations or any combination of two or more, sign this Lease as Tenant the liability of each individual, corporation, partnership or other business association to pay Rent and perform all of the obligations under this Lease will be deemed to be joint and several. If a Tenant named in this Lease is a partnership or other business association, the members of which by law are subject to personal liability, the liability of each member will be deemed to be joint and several.

Section 16.10 Successors and Assigns

Except as otherwise specifically provided, the covenants, terms and conditions contained in this Lease will apply to and bind the heirs, successors, executors, administrators and/or assigns of the parties to this Lease.

IN WITNESS WHEREOF the parties to this Lease have executed this Lease as of the day and year first above written.

THE GREAT-WEST LIFE ASSURANCE COMPANY , by its agent GWL REALTY ADVISORS INC.

(Landlord)

Per:

Name: CODY CLAYTON

Title: ASSET AND DEVELOPMENT MANAGER

Per: _____

Name: James M. Midwinter

Title: Senior Vice President

RESIN SYSTEMS INC.

(Tenant)

Per:

Name: _____

Title: _____

Per: _____

Name: _____

Title: _____

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SCHEDULE "A"
DEFINITIONS

In this Lease:

1. **"Additional Rent"** has the meaning set out in Section 3.3.

2. **"Additional Services"** means any service and/or supervision requested by the Tenant and supplied by the Landlord or by anyone authorized by the Landlord. "Additional Services" are not otherwise provided as standard services in Section 6.2 and Section 6.3.

3. **"Architect"** means a firm of professional architects, surveyors, consultants or engineers as the Landlord may from time to time engage with respect to the Building.

4. **"BOMA Standards"** means the [most recent] Standard Method for Measuring Floor Area in Office Buildings" approved from time to time by the American National Standards Institute Inc. and published by the Building Owners and Managers Association [in 1989.] [or any association that may replace it from time to time.]

5. **"Building"** means the buildings, structures, improvements from time to time erected on the Lands during the Term. This includes all fixtures, sprinklers, elevators, escalators, heating, ventilating, air-conditioning and mechanical and electrical equipment and machinery and water, gas, sewage, telephone and other communications facilities and electrical power services and utilities in the Building and belonging to it, as well as all driveway, walkways (aboveground or underground), tunnels, ramps and sidewalks belonging to and used in conjunction with, connected to or used in the operation of, now or subsequently constructed, erected and installed in and on the Building and all alterations, additions and replacements to the Building. This excludes all fixtures, improvements, installations, alterations and additions from time to time made, constructed, erected or installed in or to any premises by or on behalf of any tenant. The municipal address of the Building is 2421 – 37 Avenue N.E., Calgary, Alberta.

6. **["Building Structure" means the foundations, load bearing structure, roof and roof membrane of the Building.]**

7. **"Business Day"** means any day, other than Saturday, Sunday or any statutory holiday in the Province in which the Building is located.

8. **"Capital Tax"** means any tax or taxes owed under any provincial or federal legislation. It will be based upon or computed by reference to the paid up capital or place of business of the Landlord, as determined for the purposes of such tax, or based upon or computed by reference to the taxable capital employed or invested in Canada, as determined for the purposes of such tax, or any similar tax levied, imposed or assessed in the future in lieu thereof, or in addition by any governmental authority and includes for greater certainty, the tax imposed under Parts 1.3 and VI of the *Income Tax Act* (Canada).

9. **"Capital Tax for the Building"** means for any fiscal period, the amount calculated by multiplying the aggregate book value to the Landlord of the lands and Building (and all equipment used in connection with the Lands and Building) by the applicable Capital Tax rate imposed from time to time by the appropriate taxing authority. Aggregate book value will be net of amortization and depreciation, for financial statement purposes and determined at the end of the fiscal period. The parties acknowledge that Capital Tax for the Building is an approximation based upon the concept of Capital Tax and is not necessarily the actual Capital Tax paid or payable by the Landlord in respect of the Building. If the calculation of Capital Tax changes, then the Landlord may adjust its calculation of such amount to reasonably reflect this change.

10. **"Change of Control"** means the transfer, or issue of any shares, voting rights or interests by sale, assignment, subscription, transmission on death, or by operation of law (and will be deemed to include a mortgage, charge or security interest granted on such shares, voting rights or interest), where the transfer, issue, mortgage or charge could result in any change in the effective control of such company, corporation or partnership unless the change occurs as a result of trading on a recognized stock exchange in Canada or the United States. If the change occurs as a result of trading on a recognized stock exchange in Canada or the United States, the Landlord

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must receive assurances reasonably satisfactory to it that there will be continuity of management and of the business practices of the company or corporation regardless of this Change of Control.

11. **"Commencement Date"** means the first day of the Term.

12. **"Common Areas"** means:

(a) all common areas and facilities within the Building from time to time furnished or designated (and which may be changed) by the Landlord [**acting reasonably**] for the use in common, in a manner permitted by the Landlord. The common areas may be used, by tenants of office and retail premises in the Building and all others who are entitled including, without being limited to, lobbies, corridors, washrooms, fan rooms, janitors' closets, electrical closets and other closets not situate within the demising line of any premises in the Building. It does not include parking spaces; and

(b) all of the Lands described in Schedule "B" of this Lease, not for the time being demised by the Landlord and not covered by any building (other than service buildings) available for the general benefit of all tenants of the Building and including without being limited to, parking areas, access roads, driveways, sidewalks and landscaped areas.

13. **"Common Area Installation"** means any installations, replacements and modifications of Lines and Communications Equipment in the Common Areas.

14. **"Communications Equipment"** means any communications, computer or other electronic equipment.

15. **"Damage"** has the meaning set out in Section 9.1.

16. **"Date of the Damage"** has the meaning set out in Section 9.2.

17. **"Event of Default"** means any one of the following:

(a) the Tenant fails to pay any Rent or other sums due under this Lease on the date required for payment, and this breach continues for a period of 2 Business Days after notice of the breach from the Landlord; or

(b) the Tenant is in breach of any of its obligations under this Lease, other than the obligation to pay Rent, and fails to cure this breach within 10 days after notice of the breach from the Landlord; or

(c) the Tenant [or~any~person~occupying~the~Premises~or~any~part~of~the~Premises] becomes bankrupt or insolvent, or takes the benefit of any Act now or subsequently in force for bankrupt or insolvent debtors, or files any proposal or makes any assignment for the benefit of creditors or any arrangement or compromise; or

(d) a receiver or receiver manager is appointed for all or any portion of the Tenant's property, or the property of any person occupying the Premises or any part of the Premises; or

(e) any steps are taken or any action or proceedings are instituted by the Tenant or any other party, including but not limited to, any court or governmental body of competent jurisdiction for the dissolution, winding-up or liquidation of the Tenant or its assets; or

(f) the Tenant makes a sale in bulk (other than a bulk sale made to a Transferee in conjunction with a permitted Transfer); or

(g) the Tenant abandons or attempts to abandon the Premises; or

(h) the Tenant effects a Transfer except in a manner permitted by this Lease; or

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(i)   this Lease or any of the Tenant's assets are taken under any writ of execution; or

(j)   re-entry is permitted under any other terms of this Lease.

18. **"HVAC System"** means the heating ventilating and air-conditioning system servicing the Building.

19. **"HVAC Services"** means the heating and the cooled, fresh and recirculated air delivered to the Building by the HVAC System.

20. **"Hazardous Substances"** means any substance, product, material or good which may be detrimental to the environment, plant or animal life, or human health or which may adversely affect the condition, use or enjoyment of any real or personal property and includes, but is not limited to any substance, product, material or good declared to be hazardous or toxic pursuant to any Environmental Law.

21. **"Improvements"** means any alterations, repairs, changes, additions, fixturing, installations or improvements to the Premises[, **excluding Tenant's trade fixtures**].

22. **"Indemnifier"** means the party named as the Indemnifier, if any, in the form of indemnity agreement attached to this Lease as Appendix "A".

23. **"Landlord"** means the Landlord, its successors, assigns and authorized representatives.

24. **"Lands"** means the lands in Calgary, Alberta legally described in Schedule "B" to this Lease.

25. **"Lease"** means this lease.

26. **"Lease Year"** means a period of time, the first Lease Year commencing on the Commencement Date and ending on the 31st day of December in the calendar year of the Commencement Date. Subsequently, Lease Years will consist of consecutive periods of twelve calendar months ending in each case on December 31st. Except for the last Lease Year of the Term which will terminate upon the expiration or earlier termination of this Lease.

27. **"Lines"** means any communications or computer cabling, wiring or other related devices.

28. **"Minimum Rent"** means the amount payable by the Tenant to the Landlord in respect of each year of the Term under Section 3.1 in this Lease.

29. **"Mortgagee"** means the Landlord's mortgagee(s) from time to time with respect to the Lands, the Buildings and/or this Lease. It includes a trustee for bondholders.

30. **"Normal Business Hours"** means 8:30 a.m. to 6:00 p.m. on Business Days and/or any other hours designated by the Landlord acting reasonably recognizing the general requirements of the tenants of the Building.

31. **"Notice of Relocation"** means the notice required to be provided by the Landlord to the Tenant in accordance with Section 5.5 to relocate the Premises.

32. **"Operating Costs"** means all costs incurred by the Landlord or by others on the Landlord's behalf without duplication and calculated in accordance with generally accepted accounting principles (as if the Building had been fully occupied during the whole of the particular Lease Year) in connection with the supervision, security, maintenance, operation, cleaning, repair, replacement and insurance of the Building. "Operating Costs" include the costs of operating the lands and Building including any pedestrian tunnels or aboveground and underground walkways to adjacent buildings, the parking areas serving the Building and all common driveways, walkways, sidewalks, ramps and entrances on the street level of the Building and includes, without limitation:

(a)   the cost of insurance which the Landlord is obligated or permitted to obtain under this Lease;

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(b) the cost of security, janitorial, landscaping, window cleaning, garbage removal and snow removal services;

(c) the cost of heating, ventilating and air-conditioning the Building;

(d) the cost of fuel, steam, water, electricity, telephone and other utilities used in the maintenance, operation or administration of the Building, including charges and imposts related to such utilities to the extent that the costs, charges, and imposts are not recovered from other tenants;

(e) **[reasonable]** salaries, wages and other amounts paid or payable for all personnel involved in the repair, maintenance, operation, leasing, security, supervision or cleaning of the Building, including uniforms, fringe benefits, unemployment and worker's compensation insurance premiums, pension plan contributions and other employment costs;

(f) auditing, accounting, legal and other professional and consulting fees and disbursements;

(g) the costs:

   (i) of repairing and maintaining the Building and the equipment serving the Building and of all replacements and modifications to the Building or such equipment, including those made by the Landlord in order to comply with laws or regulations affecting the Building[, **but excluding all expenses relative to the Building Structure**];

   (ii) incurred by the Landlord in providing and installing energy conservation equipment or systems and life safety systems;

   (iii) incurred by the Landlord to make alterations, replacements or additions to the Building intended to reduce Operating Costs, improve the operation of the Building or maintain its operation as a good quality building [**but excluding all expenses relative to the Building Structure**]; and

   (iv) incurred to replace machinery or equipment which by its nature requires periodic replacement;

   all to the extent that these costs are fully chargeable in the Lease Year in which they are incurred in accordance with generally accepted accounting principles;

(h) the cost of the rental of all equipment, supplies, tools, materials and signs [**relative to the Building**];

(i) all costs incurred by the Landlord in contesting or appealing Taxes or related assessments including legal, appraisal and other professional fees, and administration and overhead costs;

(j) Taxes and Capital Tax;

(k) depreciation or amortization of the costs referred to in subparagraph (g) as determined by the Landlord in accordance with sound accounting principles, if these costs have not been charged fully in the Lease Year in which they are incurred;

(l) interest calculated at 2 percentage points above the Prime Rate upon the undepreciated or unamortized balance of the costs referred to in paragraph (g);

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(m) the fair rental value (having regard to the rentals prevailing from time to time for similar space) of space in the Building which would otherwise be rentable but which the Landlord uses in operating, managing and maintaining the Development (including office space, staff washrooms, locker rooms and lunch rooms, storage space for building supplies, workshops and parcel delivery rooms) and like space for use by, or service to, occupants of the Building;

(n) actual costs related to the operation of a regional administrative office serving the Building apportioned among the buildings served by it on a pro rata basis; and

(o) a reasonable fee for the administration and management of the Building applied to the total gross rents received from tenants of the Building.

Operating Costs will exclude or have deducted from them (as the case may be):

(i) all amounts recovered by the Landlord from tenants as a result of any act, omission, default or negligence of the tenants which would otherwise be included in Operating Costs;

(ii) all amounts recovered from insurance proceeds, to the extent the recovery represents reimbursements for costs previously included in Operating Costs;

(iii) interest on debt and capital retirement of debt;

(iv) ground rent payable by the Landlord to the owner of the Lands under any ground lease of the Lands;

(v) **[all costs, charges and expenses relative to the Building Structure]**.

The Landlord may, acting reasonably, allocate certain Operating Costs among various portions of the Lands and Building (such as, for example, to the Retail Section).

33. **"Operating Costs Statement"** has the meaning set out in 3.2.

34. **"Person"** means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

35. **"Premises"** has the meaning set out in Section 1.1.

36. **"Prime Rate"** means prime rate of interest charged from time to time by the chartered bank of the Landlord expressed as an annual rate from time to time as a reference rate for commercial loans denominated in Canadian dollars and made by the bank in Canada as announced and adjusted from time to time by the bank.

37. **"Proportionate Share"** means a fraction, the numerator being the Rentable Area of the Premises and the denominator being the Rentable Area of the Building calculated in accordance with BOMA Standards.

38. **"Relocated Premises"** means the premises to which the Tenant is relocated by the Landlord pursuant to Section 5.5 and, after relocation, means the Premises.

39. **"Rent"** means any and all amounts payable by the Tenant under this Lease including Minimum Rent and Additional Rent.

40. **"Rentable Area"** has the meaning set out in Section 1.1.

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41. **"Retail Section"** means those parts of the Building, if any, which are leased or intended to be leased for retail purposes, plus the Common Areas which serve or are for the benefit of the Retail Section. The Retail Section is subject to any additions to or subtractions from as may be made from time to time by the Landlord;

42. **"Sales Tax"** means any goods and services tax, multistaged or multi-tiered sales tax, value added tax required to be paid by the Tenant and collected by the Landlord, including the goods and services tax owed pursuant to Part IX of the *Excise Tax Act* (Canada), whether imposed by the federal government or otherwise.

43. **"Security Deposit"** has the meaning set out in Section 15.8.

44. **"Stipulated Rate of Interest"** means the Prime Rate plus five percent (5%) per annum.

45. **"Taxes"** means all taxes, rates, duties, levies, fees, charges, sewer levies, business improvement area levies, local improvement rates, and assessments whatsoever (and the cost of appealing the assessments), imposed, assessed, levied, rated or charged now or in the future against the Lands and Building and/or the Landlord in connection with the Lands and Building or any part of the Lands and Building from time to time by any lawful taxing authority. Any lawful taxing authority includes, but is not limited to, school, municipal, regional, provincial, federal, parliamentary or other governmental body, corporate authority, agency or commission (including, but not limited to, school boards and utility commissions), or otherwise. "Taxes" includes any taxes or other amounts which are imposed in lieu of, or in addition to, any of the preceding whether or not in existence at the commencement of the Term and whether of the preceding character or not. "Taxes" includes any taxes levied against the Landlord on account of its ownership of the Lands and Building or its interest in the Lands and Building but excluding Landlord's Income Taxes. If, during the Term, the method of taxation is altered so that the whole or any part of the Taxes now levied on real estate and improvements are levied wholly or partially as a capital levy or on the rents received or reserved or otherwise, or if any tax, assessment, levy, imposition or charge in lieu of, is imposed upon the Landlord, then all such taxes, assessments, levies, impositions and charges will be included when determining Taxes.

46. **"Tenant"** means the tenant under this Lease and those for whom the Tenant is responsible in law.

47. **"Term"** means the period of time set out in Section 2.1.

48. **"Transfer"** means:

> (a) an assignment of this Lease in whole or in part, a sublease of all or any part of the Premises;

> (b) any transaction where the rights of the Tenant under this Lease or the Premises are transferred to another;

> (c) any transaction by which any right of use or occupancy of all or any part of the Premises is conferred upon anyone;

> (d) any mortgage charge or encumbrance of this Lease or the Premises or any part of the Premises or other arrangement under which either this Lease or the Premises become security for any indebtedness or other obligations; and

> (e) includes any transaction or occurrence whatsoever (including, but not limited to, expropriation, receivership proceedings, seizure by legal process directly or indirectly and transfer by operation of law), which has changed or might change the identity of the persons having lawful use or occupancy of any part of the Premises.

49. **"Transferee"** means the Person to whom a Transfer is or is to be made.

50. **"Untenantable"** has the meaning set out in Section 9.1.

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SCHEDULE "B"
LEGAL DESCRIPTION

1.   PLAN 7410187

    BLOCK 10

    EXCEPTING THEREOUT ALL MINES AND MINERALS

    AREA: 1.59 HECTARES (3.92 ACRES) MORE OR LESS

2.   PLAN 0111832

    BLOCK 10

    LOT 2

    EXCEPTING THEREOUT ALL MINES AND MINERALS

    AREA: 4.382 HECTARES (10.83 ACRES) MORE OR LESS



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SCHEDULE "C"
FLOOR PLAN



MERIDIAN CORPORATE PARK
2421 – 37th Avenue NE
Fourth Floor

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SCHEDULE "D"
RULES AND REGULATIONS

The Tenant will observe the following Rules and Regulations (as amended, modified or supplemented from time to time by the Landlord as provided in this Lease):

1. The Tenant will not permit any cooking or the use of any apparatus for the preparation of food or beverages (except for the use of coffee makers, kettles, microwave ovens or refrigerators or where the Landlord has approved of the installation of cooking facilities as part of the Tenant's Leasehold Improvements) in the Premises. Nor will the Tenant use any electrical apparatus likely to cause an overloading of electrical circuits.

2. The sidewalks, entries, passages, corridors, lobbies, elevators and staircase will not be obstructed or used by the Tenant, its agents, servants, contractors, invitees or employees for any purpose other than entrance to and exit from the offices. The Landlord reserves entire control of the Common Area and all parts of the Building and the Land employed for the common benefit of the tenants.

3. The Tenant, its agents, servants, contractors, invitees or employees, will not bring in or take out, position, construct, install or move any safe, business machine or other heavy office equipment without first obtaining the consent of the Landlord. In giving this consent, the Landlord has the right, in its sole discretion, to prescribe the weight permitted and the position of any safe, business machine or other heavy office equipment, and the use and design of planks, skids or platforms to distribute the weight of such safe, machine or other equipment. All damage done to the Building by moving or using any such heavy equipment or other office equipment or furniture will be repaid at the Tenant's expense. The moving of all heaving equipment or other office equipment or furniture will occur between 6:00 p.m. and 8:00 p.m. or any other time consented to by the Landlord. The persons employed to move such equipment or furniture in and out of the Building must be acceptable to the Landlord. Safes and other heavy equipment will be moved through the halls and corridors only upon steel bearing plates. No deliveries requiring the use of an elevator for freight purposes will be received into the Building or carried in the elevators, except during hours approved by and scheduled through the Landlord. Only elevators so designated by the Landlord will be used for deliveries of workmen and materials, furniture and other freight. The Tenant will pay, as Additional Rent, any costs incurred by the Landlord in connection with the moving of the Tenant's equipment, furniture, etc.

4. All persons entering and leaving the Building at any time other than during Normal Business Hours will register in the books kept by the Landlord at or near the entrance or entrances. The Landlord will have the right to prevent any person from entering or leaving the Building unless that person is provided with a key to the premises to which the person seeks entrance and a pass in a form to be approved by the Landlord and provided at the Tenant's expense. Any persons found in the Building at any times without such keys or passes will be subject to the surveillance of the employees and agents of the Landlord. The Landlord will be under no responsibility for failure to enforce this rule.

5. The Tenant will not place or cause to be placed any additional locks upon any doors of the Premises without the Landlord's approval. This approval will not be unreasonably withheld, but may be subject to any conditions imposed by the Landlord. Additional keys may be obtained from the Landlord at the Tenant's expense.

6. The water closets and other water apparatus will not be used for any purpose other than those for which they were constructed. No sweepings, rubbish, rags, ashes or other substances will be thrown in the water closets and other water apparatus. Any damage resulting from misuse will be repaired at the Tenant's expense by whom or by whose agents, servants or employees the damage is caused. The Tenant will not let the water run unless it is in actual use. Nor will the Tenant deface or mark any part of the Building, or drive nails, spikes, hooks or screws into the walls or woodwork of the Building.

7. No one will use the Premises for sleeping apartments or residential purposes, or for any illegal purpose, or for the storage of personal effects or articles other than those required for business purposes.

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8. Canvassing, soliciting and peddling in the Building or Common Areas are prohibited.

9. Any hand trucks, carry-alls, or similar appliances used in the Building will be equipped with rubber tires, side guards and any other safeguards as the Landlord may require.

10. No animals or birds will be brought into the Building.

11. The Tenant will not install or permit the installation or use of any machine dispensing goods for sale in the Premises or the Building. Nor will the Tenant permit the delivery of any food or beverages to the Premises without the Landlord's approval or in contravention of any regulations made by the Landlord. Only persons authorized by the Landlord will be permitted to deliver or to use the elevators in the Building for the purpose of delivering food or beverages to the Premises. The Landlord acknowledges that the Tenant, acting reasonably, will be permitted to have small quantities of food and beverages delivered to the Premises provided such delivery does not interfere with traffic flow to the Building and with Building operation.

12. The Tenant will not perform any acts or carry on any practice which may damage the Building or the Common Areas or be a nuisance to any tenant in the Building.

13. The Tenant will keep all mechanical apparatus free of vibration and noise which may be transmitted beyond the Premises.

14. The Tenant will not use, or permit the use, of any objectionable advertising medium such as, but not limited to, loud speakers, stereos, public address systems, sound amplifiers, radio broadcast or television apparatus within the Building which is in any manner audible or visible outside of the Premises.

15. The Tenant will not mark, drill into, bore or cut or in any way damage or deface the walls, ceilings or floors of the Premises. No wires, pipes, conduits, telephonic, telegraphic, electronic wire service or other connections will be installed in the Premises without the Landlord's prior approval.

16. The Tenant will not, except with the Landlord's prior consent, install any blinds, drapes, curtains or other window coverings in the Building and will not remove, add to or change the blinds, curtains, drapes or other window coverings installed by the Landlord from time to time. So that the Building may have a uniform appearance from the outside, the Tenant will co-operate with the Landlord in keeping window coverings open or closed at various times as the Landlord may, from time to time, reasonably direct.

17. The Tenant will not use any janitor, telephone or electrical closets for anything other than their originally intended purpose.

18. The Tenant will abide and be bound by the Security Services in force in the Building from time to time. For the purpose of this clause, the term "Security Services" means all aspects of security for the Building and the Lands, including equipment, procedures, rules and regulations pertaining to such security.

19. No public or private auction or other similar type of sale of any goods, wares or merchandise will be conducted in or from the Premises.

20. Nothing will be placed on the outside of window sills or projections of the Premises, nor will the Tenant place any air-conditioning unit or any other equipment or projection so that it will project out from the Premises. The Tenant may not install air-conditioning equipment of any kind in any part of the Premises without the Landlord's prior consent.

21. All glass and trimmings in, upon or about the doors and windows of the Premises will be kept whole, and whenever any part of such glass and trimmings becomes broken, the glass and trimmings will be immediately replaced or repaired under the direction and to the Landlord's satisfaction. The Tenant will pay for all such replacements or repairs as Additional Rent.

22. No bicycles or other vehicles will be brought within the Building except as specifically designated by the Landlord.

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23. No inflammable oils or other inflammable, dangerous or explosive materials will be brought into the Building or kept or permitted to be kept in the Premises.

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<center>SCHEDULE "E"</center>

<center>SPECIAL PROVISIONS</center>

1. <u>**Option to Extend**</u>

The Tenant has the option to extend the Term of this Lease for two periods of five (5) years each (the "Extended Term"), subject to the following terms and conditions:

(a)   The Tenant has not been in repeated and consistent material default and is not then in default under the terms of this Lease;

(b)   The Tenant has given the Landlord written notice of its exercise of the option to extend the Term at least nine (9) months prior to the expiration of the then current term of this Lease;

(c)   If requested by the Landlord, the Tenant will enter into an extension agreement which provides that the Term is extended on the terms and conditions contained in this Lease, except:

    (i)   that Minimum Rent will be as provided in this section;

    (ii)   the Tenant will have no further right to extend the Term beyond the second renewal term; and

    (iii)   the Tenant accepts the Premises in "as is" condition and the Landlord will not be obligated to perform any work in the Premises or to pay to the Tenant any leasehold improvement allowance or other leasehold inducement.

(d)   The Minimum Rent during the Extended Term will be negotiated and agreed to by the Landlord and the Tenant no later than three (3) months prior to the commencement of the Extended Term. The Minimum Rent during the Extended Term will be the fair market rate for premises similar to the Premises, used for a purpose similar to that of the Premises, in properties similar to the Building, in the immediate vicinity of the Building.

(e)   If the parties cannot agree upon the Minimum Rent for the Extended Term, then the matter (the "Dispute") will be submitted to arbitration pursuant to the provisions of the arbitration legislation of the Province in which the Building is located. Such Dispute will not be made the subject matter of an action in a court of law or equity by either party unless the Dispute has been first submitted to arbitration and finally determined in accordance with the legislation's provisions. Any action commenced subsequently will only be for judgment in accordance with the decision of the arbitrator(s) and the costs incidental to such action. In any action, the decision of the arbitrator(s) will conclusively determine the rights and liabilities between the parties to the arbitration in respect of any such Dispute. This provision will constitute a submission to arbitration pursuant to the arbitration legislation of the Province in which the Building is located. If the Term or any Extended Term has expired and the Landlord and Tenant are proceeding to arbitrate the Minimum Rent for a subsequent Extended Term, then until such arbitration becomes final and binding, the Minimum Rent to be paid by the Tenant will be 125% of that paid by the Tenant for the immediately preceding year of the Term or Extended Term. This Minimum Rent will be subject to adjustment after the conclusion of the arbitration proceedings.

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2. **Parking**

The Landlord agrees to make available to the Tenant during the Term of the lease and any extension of the Lease, at least forty one (41) unreserved parking spaces as well as an additional five (5) visitor parking stalls in the parking area provided for the Building. The Tenant will pay to the Landlord (or to the parking operator if the Landlord so directs) throughout the Term of this Lease for each parking permit that the Tenant requires from time to time. A parking fee at the prevailing rates will be charged for parking permits in the parking facility from time to time together with all applicable taxes. As of this date the rate (including taxes) being charged is $0.00 per parking permit per month. Each monthly payment will be made in advance on the first day of each and every month throughout the Term. It is understood and agreed that the use of each parking permit by the Tenant is subject to and qualified by the following provisions:

(a)   the parking permits are specifically designated one (1) per driver;

(b)   the Landlord reserves the right to make rules and regulations on the use of the parking facility provided for the Building as the Landlord deems advisable from time to time;

(c)   there are no reserved parking permits; and

(d)   the Tenant will use the parking facility at its sole risk.

3. **Tenant Allowance**

The Landlord will provide the Tenant an inducement to enter into this lease of Twenty Five and 00/100 ($25.00) Dollars per square foot of the Rentable Area of the Premises (the "Tenant Allowance"). The Tenant Allowance shall be used by the Tenant for window coverings and telephone systems in addition to construction, flooring, painting, decoration and refinishing (the "Tenant Improvements").

The Tenant shall choose the space planner and subject to the provisions of this Lease have control of the design.

4. **Tenant's Work**

The Tenant shall submit to the Landlord working drawings of any proposed Tenant Improvements to the Premises, which drawings must be approved by the Landlord (such approval not to be unreasonably withheld, conditioned or delayed) prior to the commencement of any such work.

The Landlord shall complete the Tenant Improvements with the Tenant Allowance and shall be responsible for overseeing the Tenant Improvements. The Landlord shall be responsible for hiring the contractors to complete the Tenant Improvements, but shall submit a copy of the budget to the Tenant prior to commencement of construction of the Tenant Improvements for the Tenant's review and acceptance.

The Landlord will pay for the Tenant Improvements so constructed and shall reconcile and account for the Tenant Allowance expended to complete the Tenant Improvements. The maximum cost to the Landlord for completion of any and all Tenant Improvements shall be $25.00 per square foot of the Rentable Area of the Premises. Any additional amounts payable with respect to work authorized by the Tenant shall be billed to the Tenant directly and payable as rent hereunder.

It will be the Landlord's responsibility to obtain all the necessary permits and approvals required by the City of Calgary for all leasehold improvements.

5. **Operating Costs**

The Landlord estimates, but does not warrant, that the Operating Costs payable by the Tenant during the Lease Year ending 2003 will be Eight and 60/100 Dollars ($8.60) per square foot of Rentable Area of the Premises per annum.

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6. Rent Free Period

Provided the Tenant is not in default of its obligations under this Lease, notwithstanding the provisions of Article 3, the Tenant will not be required to make payment on account of Minimum Rent, during the period commencing December 1, 2003 and ending March 31, 2004 (the "Rent Free Period"). During the Rent Free Period, the Tenant will be bound by all other provisions of this Lease, including but not limited to, the obligation to insure in Article 8 and the obligation to pay Additional Rent.

7. Early Occupancy

Provided that the Tenant has furnished the Landlord with evidence of insurance under Section 8.3 of this Lease, the Tenant and the Tenant's contractor will be allowed access to the Premises as well as the Landlord and the Landlord's contractor and other entitled persons, from and after the date of execution of this Lease until the completion of the Landlord's Work (as hereinafter defined) and the Tenant Improvements (the "Fixturing Period") for the construction and installation of the Tenant's Improvements. Upon completion of the Improvements, the Tenant will be entitled to occupy the Premises for business until the Commencement Date. During the Fixturing Period, the Tenant will not be required to make any payment on account of Minimum Rent, the Tenant will, however, be liable to pay Additional Rent and be further bound by all other terms and conditions of this Lease.

8. Condition of Premises

With the exception of the Tenant Improvements and the Landlord's Work (as hereinafter defined), the Tenant agrees to accept the Premises on an "as-is" basis.

9. Temporary Space

The Landlord will provide space in one of the buildings in the Meridian Office Park if available (otherwise at another GWL property) for 4-5 offices with existing telephone, fax and computer hookups (all at the Landlord's sole cost – however, the Tenant shall be responsible for the operating costs of the phone, fax and computers) while the Premises are being built out during the Fixturing Period. The Landlord may relocate the temporary space at any time paying the reasonable moving costs of the Tenant. All terms of this Lease shall be applicable to the Tenants occupancy of the temporary space except for the payment of Minimum Rent and Operating Costs.

10. Right of First Refusal

Throughout the Term of this Lease and any renewals thereof, the Tenant shall be notified and have the first right to lease any space in the building municipally known as 2421 – 37 Avenue NE, Calgary, Alberta, (the "ROFR Building") which is available, becomes available or which is under any offer, on the same terms and conditions as any third party offer to lease the Landlord is willing to accept (the "Right of First Refusal"). The Tenant must exercise the Right of First Refusal in writing within three (3) business days of receiving notice of the existence of a third party offer to lease. However, where space in the ROFR Building becomes available and there is no competing third party offer to lease such space that the Landlord is willing to accept, then the Tenant shall have the first right to Lease such space at competitive market rates for office space (containing similar specifications, features and conditions) as in the Meridian Corporate Park and or in the vicinity of same.

11. Signage

The Landlord shall, in addition to the base building signage systems and subject to the Landlord's approval (not to be unreasonably withheld, conditioned or delayed), allow the Tenant, at the Tenant's sole cost, signage at each entry/egress point of the Premises in addition to main lobby signage and one exterior sign at the top of the Building. Should the Landlord lease space to a third party that is greater in leased area within the Building than the Premises, and provided that the said third party requires exclusive exterior

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signage, the Tenant shall remove its sign and repair any damage to Building caused by said removal within 60 days of notice from the Landlord.

The Landlord agrees not to actively market signage rights to any third party. The Landlord further agrees to use reasonable commercial efforts to deter third parties from being granted exclusive exterior signage on the Building.

In the event that the Tenant has waived the Right of First Refusal and the third party offer is then expanded such that the premises leased to the third party would be larger than the Premises, the Landlord shall notify the Tenant of same and the Tenant shall have two (2) further business days to lease under the same terms and conditions as the third party offer to lease. Should the Tenant not exercise this right within the two-day period the Right of First Refusal shall be null and void and the Landlord's right to have the Tenant's signs removed shall be in effect.

12. Transfer

Notwithstanding Article 10 of the Lease, this Lease may be assigned or transferred to an "affiliate" as defined in the *Business Corporations Act* (Alberta) without the consent of the Landlord but notice must be provided of such transfer to the Landlord.

13. Improvements

Notwithstanding anything in this Lease, the Landlord agrees that it shall not require the Tenant to remove the initial leasehold improvements made by the Landlord pursuant to this Lease at the end of the Term except for any communication lines and equipment, which shall be removed at the Landlord's option.

<center>SCHEDULE "F"</center>

<center>LANDLORD'S WORK AND TENANT'S WORK</center>

Only those items enumerated below as Landlord's Work will be provided and installed by the Landlord in the Premises at its expense in accordance with the Landlord's choice of materials. All other work required for the Premises including those enumerated in this Lease as Tenant's Work, will be provided and installed by the Tenant at its expense, subject to the Landlord's obligation under section 4 of Schedule "E" to pay $25.00 per square foot of Rentable Area towards the Tenant's Work.

LANDLORD'S WORK

1. HVAC sufficient to deliver an acceptable level of comfort in the Premises including zone controls, thermostats and post construction air balancing.

2. The Landlord will operate and maintain all necessary base Premises items, including but necessarily limited to: supply of sufficient electrical panels, life safety systems, fire units, elevators, access and egress for the Premises and all public paths of travel leading thereto in accordance with the applicable codes.

3. The Landlord will provide and install a new ceiling system, lighting, electrical distribution to serve the Tenant planned improvements or alternatively, provide the existing system in a first rate state of repair including making any necessary repairs and performing any necessary remedial work at the Landlord's sole cost.

4. High-speed computer and internet connections as existing.

5. The Landlord will directly fund the engagement of Shearer Licensed Interior Design Inc. to provide space planning services to the Tenant to a maximum cost of $1,151.40.

TENANT'S WORK

All Tenant work is subject to the requirements of the attached "Tenant Construction Regulations". At its sole expense, subject to the Landlord's obligation under section 4 of Schedule "E" to pay $25.00 per square foot of Rentable Area towards the Tenant's Work, the Tenant will complete the Premises in accordance with the standards of a first class commercial building using new materials, including, but not limited to, the installation of:

1. **Signs:**
    Signage on the storefront(s) or suite entry of the Premises and sign lettering will be compatible with the upscale nature of the Building. Any signs identifying the Premises, including type, size, location and colour, will be subject to the Landlord's prior approval.

    On each storefront elevation, only one trade name and/or logo (and only if the logo is part of corporate identity) is permitted. No other advertising is permitted.

    No animated components, flashing lights, iridescent illuminated signs are permitted.

2. **HVAC:**
    Any modifications to the Landlord's existing mechanical system required by the Tenant including system air handling equipment and related components are subject to the Landlord's approval. Such modifications will be at the Tenant's expense.

    The Tenant will install air-conditioning, heating and ventilation distribution systems within the Premises consisting of fresh air duct work to the packaged unit, supply and return air ducts, diffusers, hot water reheat coils, perimeter wallfin units, controls and appurtenances as required for the maintenance of required conditions throughout the Premises and removal of any air not suitable for recirculation as determined by the Landlord.

{NEW.NEW;669817.DOC;2} L:\c3\607\40293\Meridian 2002 Standard Lease. doc

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The Tenant will provide, at its expense, exhaust ventilation from all washrooms.

3. **Plumbing:**

Any modifications to the Landlord's existing mechanical system required by the Tenant will be subject to the Landlord's approval. Such modifications will be at the Tenant's expense.

4. **Fire Protection & Sprinklers:**
Any modifications to the Landlord's fire alarm and life safety systems as may be required by those authorities having jurisdiction will be performed by the Landlord's contractor(s) at the Tenant's expense.

5. **Fire Hose Cabinets:**
Any modification to the Landlord's fire standpipe/fire hose cabinet system required by those authorities having jurisdiction will be performed by the Landlord's contractor(s) at the Tenant's expense.

6. **Electrical:**
All devices within the Premises, including but not limited to, all lighting, power distributions, switches, electrical panels, breakers and other equipment including power wiring, thermostat and control wiring to the Tenant's HVAC equipment will be installed by and at the Tenant's expense.

The Tenant's contractor is to pull service wiring from the transformer vault, however, installation of KWH/D meter and connections at base building panel will be done by the Landlord's contractor at the Tenant's expense.

7. **Telephone:**
The Tenant will install the Lines and Communications Equipment required to serve the Premises.

8. **Access:**
The Tenant will provide access in the ceiling of the Premises for the Landlord to enter, repair or service any base building mechanical services, excluding those belonging to the Tenant.

9. **Kitchen Exhaust:**
There is no provision for any kitchen exhaust in the Premises. It is at the Landlord's sole discretion whether there shall be a requirement for kitchen exhausting. The kitchen exhausting, if any, will be reviewed and approved by the Landlord and the Landlord's mechanical consultant, at the Tenant's expense.

10. **Additional Requirements:**

Any additional requirements of the Tenant over those specified in this Lease as Landlord's Work.



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TENANT CONSTRUCTION REGULATIONS

Based on the Landlord's experience and in order to incur the least amount of inconvenience to all concerned, the following rules and regulations are applicable to all tenants upon starting their construction work. These regulations will be enforced to ensure no interruption by tenant contractors to other businesses or public movement.

COMMENCEMENT OF TENANT'S WORK

Unless expressly permitted or required by the Landlord, no Tenant's Work may commence and the Tenant may not have possession of the Premises until the following conditions are satisfied:

- The Landlord has approved the Tenant detail plans;

- The Tenant has submitted a construction schedule to the Landlord outlining key dates for the design, construction and move-in activities;

- All necessary approvals and permits of municipal and other governmental authorities having jurisdiction over Tenant's Work have been obtained;

- The Tenant has provided the Landlord with proof of its placement of fire, liability, and other insurance with insurers, to limits and on terms as the Landlord reasonably requires;

- The Landlord has approved the Tenant's contractors and subcontractors;

- The Landlord has notified the Tenant in writing of the date the Premises will be ready for commencement of Tenant's Work and upon which the Tenant is to take possession;

- This Lease has been fully executed.

Working Drawings: The Landlord will submit an outline plan of the Premises to the Tenant. The Tenant will, within sufficient time so as not to delay the commencement of the Term of the Lease, prepare and submit to the Landlord for approval one set of sepias and six complete sets of working drawings and specifications for the Tenant's Improvements. These must be prepared by a qualified interior designer and engineer, both to be approved by the Landlord. The Tenant's submission will include:

1. Floor Plan(s) - showing location and construction of all partitions and fixed elements relative to demising partitions, including floor finishes.

   Scale: 1/8" = 1'-0".

2. Reflected Ceiling Plan - indicating any modifications to or relocation of the Landlord's base building equipment and fixtures as well as installation of new lights, sprinkler heads, HVAC diffusers, ceiling finishes, exit and emergency lights and access panels as required.

   Scale: 1/8" = 1'0".

3. Interior Elevations and Details - including interior finish schedule, wall assemblies, floor finishes, millwork and fixtures.

   Scale: 1/8" = 1'0".

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4. Electrical and Telephone Plan - including specifications and performance characteristics of all fixtures, HVAC wiring and controls and/or any modifications and additions to the Landlord's base building equipment and fixtures. They should also indicate total connected electrical loads schematic of services and panels.

    Scale: 1/8" = 1'-0".

5. Plumbing and Mechanical Plan - including specifications and performance characteristics of all equipment and connections to the base building services, duct and diffuser layout and/or any modifications or additions to Landlord's base building equipment and services. They should also indicate existing, relocated and new sprinkler head locations, plumbing layouts, ventilation and air conditioning requirements and heat gas/loss calculations.

6. Sample Board of Finishes - indicating material and colour sample for finishes for walls, floors, ceilings and millwork etc. Sample board size to be 8-1/2" x 14" maximum.

7. Specifications and Details - as required, if not included on the appropriate drawings.

Approvals: No work for which drawings and specifications are required will be commenced by the Tenant until the drawings and specifications have been approved in advance in writing by the Landlord. The work will not be approved by the Landlord until the Tenant has received approval from every governmental authority having jurisdiction and has submitted proof of such approval to the Landlord. Under no circumstances will the Tenant, its employees, its contractors, or its contractors' employees make any opening in the floors or walls of the Building (other than the Tenant's interior partitions) without the Landlord's prior approval.

Permits: The Tenant is responsible for obtaining, at its own expense, all approvals and/or permits pertaining to its space from all authorities having jurisdiction prior to commencement of construction. Building permits are obtained from the relevant municipal authority.

A copy of the Tenant detail plans which the Landlord approved, and the building permit, must be kept on the site for the duration of the work and must be available for viewing by the Landlord's representative at all times.

All approvals and permits should be posted in a visible location.

The Tenant must immediately correct any work which does not meet with the Building Inspector's approval, regardless of the fact that the Tenant's drawings had previously been approved by the appropriate governmental authorities and the Landlord. Any revisions to the Approved Drawings requested by such authorities must immediately be brought to the attention of the Landlord. Should the Tenant unduly delay the required corrections, the Landlord may make the corrections at the Tenant's expense.

Contractor's Insurance: Prior to the commencement of the Tenant's improvements, the Tenant will submit to the Landlord a fire and liability insurance certificate and any other insurance requirements from the Tenant's general contractor or from each of the Tenant's independent sub-contractors, as the case may be, in an amount greater than $2,000,000.00 per occurrence. This liability insurance will be on a comprehensive form and will cover all hazards related to any work performed by any general or independent contractor, as the case may be, in or on the Premises.

Such policy or policies will include the Landlord as an additional named insured and will contain a cross-liability clause.

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Damage to Premises or Building: Any damage to the Premises or the Building caused by the Tenant or any of its employees, contractors, or workers will be repaired by the Landlord at the Tenant's expense or by the Tenant with the Landlord's approval.

Any base building items such as lights, air diffusers, etc. that are removed by the Tenant's contractors will be turned over to the Landlord and stored in the location designated by the Landlord.

Tenant's Workers: All of the Tenant's Work will be performed by competent workers whose labour union affiliations are not incompatible with workers of the Landlord or of the Landlord's contractors. If in the Landlord's sole discretion, any of the labour affiliations of the workers performing the Tenant's Work are incompatible with workers of the Landlord or of the Landlord's contractors, upon the Landlord's request the Tenant will immediately remove all its workers whose labour affiliation are incompatible from the work-site.

Contractor's Approval: The Tenant will prepare and submit to the Landlord for approval, a list of all contractors to be engaged in the construction of the Tenant's Work and evidence that each is in good standing with the worker's compensation tribunal of the Province in which the Building is located. The Landlord maintains the right to determine the acceptability of any trade or supplier to undertake work upon, or supply goods or materials to, the Premises.

Unless the Landlord otherwise consents in writing, the Tenant will employ the Landlord's interior contractor in completing the Tenant's Work, except for all modifications required to the Landlord's mechanical and electrical systems.

Mechanical and electrical modifications to the base building will be carried out by the Landlord at the Tenant's expense. Should the Tenant choose to engage an interior contractor other than the Landlord's interior contractors, the Tenant will pay to the Landlord all direct costs incurred by the Landlord for the Tenant's improvements. These costs will include, but are not limited to, power consumption, hoisting, security and supervision. These costs will be payable upon demand.

Public Safety: It is the responsibility of the Tenant to ensure that its contractors exercise all caution in matters relating to public and construction safety and comply with the standards established by authorities having jurisdiction. From time to time, the Landlord or the Landlord's general contractor may issue safety instructions to a Tenant's contractor which must be strictly adhered to. All work is governed by the latest construction safety legislation of the Province in which the Building is located. The Tenant's contractor must abide by the Landlord's representative in these areas when required.

Security: Security of the Premises during construction and the fixturing period is the sole responsibility of the Tenant. The Landlord assumes no liability for any loss or damage including theft of building materials, equipment or supplies.

Working Hours: The Tenant's contractors and suppliers will be subject to restrictions which may be imposed by the Landlord's contractor and/or the Landlord for the hours of work, scheduling and co-ordination of work.

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Constructions
Holdings: Prior to commencing any work, where applicable, the Tenant's contractor should install a temporary hoarding around the storefront of the Premises. The hoarding should be of non-combustible metal stud and drywall construction sealed at the top, taped, sanded and painted.

Where possible, the hoarding should be located a maximum of 3'-0" in front of the lease line and should be equal in height to the full storefront opening (i.e., the space between the floor and the underside of the Landlord's bulkhead). The top should be secured with polyethylene.

In order to protect the Common Area flooring, plywood strips should be attached to the bottom of the hoarding. This will facilitate the moving of any hoarding if required during working hours. Hoardings should be securely braced into the Premises behind the lease line.

Access to the Premises for construction purposes, if available, should be from a rear corridor location and no construction material should be delivered through public areas without the Landlord's prior consent.

Temporary
Electrical
Service: When active on site, the Landlord, through its contractor, may provide, at the Tenant's expense, temporary electrical service required during the Tenant's construction phase.

Fire Ratings: During construction and/or demolition, the Tenant and its contractor must take care to maintain existing fire walls, fire proofing and fire dampers in duct work, regardless of any other work that may affect the fire rating requirements of authorities having jurisdiction. If any damage to the fire rating is caused by the Tenant, the Landlord will advise the Tenant to perform the necessary repairs or the Landlord will repair the damage at the Tenant's expense.

Building
Codes: It is the Tenant's responsibility to fully comply with all applicable governing codes and ordinances for their occupancy type.

Additional
Work: Any additional work (whether set out earlier, or otherwise) performed by the Landlord specifically for the Tenant and any excess or additional cost in Landlord's Work occasioned by the Tenant's requirements will be paid for by the Tenant on demand. Demand may occur prior to the commencement of this work. The amount so payable by the Tenant will be the total cost to the Landlord including architectural and engineering fees, plus a further ten percent (10%) of that total cost for the Landlord's overhead and supervision.

Landlord's
Right: The Landlord reserves the right to prohibit the Tenant, its contractors, employees and workmen from working on any part or parts of the Premises, and to have the work carried out by a party or parties designated by the Landlord at the Tenant's expense. The Landlord will only exercise this right in order to:

(a) maintain its rights to enforce the warranties, guarantees and similar covenants given to it by parties constructing the Building or installing items in the Building; or

(b) ensure that the work is compatible with existing systems, structures or work.

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Deficiencies: The Tenant will make good any deficiencies discovered by the Landlord's tenant co-ordinator or by the Building inspectors whether in its own Premises or in adjacent premises affected by the Tenant's construction. Failure to comply to a request within 30 days will cause the Landlord to correct tenant deficiencies at the Tenant's expense.

Clean-Up: The Tenant should ensure proper clean-up of all areas related to its work to the satisfaction of the Landlord prior to opening for business.

Any damage or construction staining should be repaired or removed immediately by the Tenant.

As-Built Drawings: The Tenant is required to carry out its construction work in strict accordance with the approved drawings. Changes must be approved by the Landlord and recorded in "as-built" drawings and provided to the tenant co-ordinator at the conclusion of construction. The "as-built" drawings must be submitted to the Landlord on a standard 3 1/2" inch disc in AutoCad format or compatible software. The CADD layering standards will be the Landlord's then current standards.

The Tenant must provide the Landlord with one set of good quality sepia prints of all drawings, documenting as-built conditions within 4 weeks of construction completion.

Statement of Completion: Prior to any final payments by the Landlord, a "signing-off" by the tenant co-ordinator that all Tenant's Work has been carried out in an acceptable manner to the Landlord and in accordance with the provisions of this Lease must be obtained. Failure to obtain such approval may result in the Landlord having to complete or re-construct some components of the work in order to achieve the standards of the Building. This work shall be performed at the Tenant's expense.

Statutory Declaration: On completion of the Tenant's Work, the Tenant will immediately furnish to the Landlord two statutory declarations, one from itself and one from its general contractor. Each declaration will state that there are no construction liens outstanding against the Premises or the Building on account of the Tenant's Work and that all accounts for work, service and materials have been paid in full for all of the Tenant's Work. Evidence in writing (from both the Tenant and the general contractor) will be provided to the Landlord. The Landlord must be satisfied that all assessments under the workplace safety or injury legislation of the Province in which the Building is located have been paid.

Discharge Of Liens: In accordance with this Lease, the Tenant will promptly pay all charges incurred by or on behalf of the Tenant for any work, materials or services which may be done, supplied or performed at any time in respect of the Premises. Within 5 days after notice of these charges is given to the Tenant, the Tenant will discharge any liens arising from the charges at any time filed against the Premises or the Building or any part of the Premises or Building or pay into court an amount sufficient to obtain discharge of any such liens.

The opinion of the Landlord's architect will be binding on both the Landlord and the Tenant on all matters of dispute regarding the state of completion and workmanship of the Landlord's and the Tenant's improvements.

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Co-ordination

Fees: The Tenant will pay to the Landlord a "Tenant Co-ordination Fee", being the greater of $1.00 per square foot of the Rentable Area of the Premises, or $500.00. Such payment is in consideration for the Landlord's administration services and disbursements, project security, temporary services and utilities, washroom facilities, and loading dock access, which were all provided during the Tenant's fixturing period. The Tenant Co-ordination Fee will be due and payable by the Tenant to the Landlord prior to occupancy.



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APPENDIX "A"
INDEMNITY AGREEMENT

THIS AGREEMENT is dated the ■ day of ■, 20■.

B E T W E E N:

THE GREAT-WEST LIFE ASSURANCE COMPANY

(the "Landlord")

- and -

■, a corporation incorporated under the laws of ■ [of the City of ■, in the ■ Province of ■]

(the "Indemnifier")

In order to induce the Landlord to enter into the lease (the "Lease") dated the ■ day of ■, 19■ and made between the Landlord and ■, as tenant, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Indemnifier makes the following indemnity and agreement (the "Indemnity") with and in favour of the Landlord:

1. The Indemnifier agrees with the Landlord that at all times during the Term and any renewals or extensions of the Term [the period commencing on the ■ day of ■, 19■ and ending on the ■ day of ■, 19■] it will:

    (a)   make the due and punctual payment of all Rent, payable under the Lease by the Tenant whether to the Landlord or otherwise and whether the Lease has been repudiated, disaffirmed or disclaimed;

    (b)   effect prompt and complete performance of all of the Tenant's obligations under the Lease; and

    (c)   indemnify and hold the Landlord harmless from any loss, costs or damages arising out of any failure by the Tenant to pay the previously mentioned Rent, or resulting from any failure by the Tenant to observe or perform any of its obligations under the Lease.

2. This Indemnity is absolute and unconditional. The obligations of the Indemnifier will not be released, discharged, mitigated, impaired or affected by

    (a)   any extension of time, indulgences or modifications which the Landlord extends to or makes with the Tenant in respect of its performance of any of its obligations under the Lease;

    (b)   any waiver by or failure of the Landlord to enforce any of the terms, covenants and conditions contained in the Lease;

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(c)   any Transfer of the Lease by the Tenant or by any trustee, receiver or liquidator;

(d)   any consent which the Landlord gives to a Transfer;

(e)   any amendment to the Lease or any waiver by the Tenant of any of its rights under the Lease; or

(f)   the expiration of the Term.

3. The Indemnifier expressly waives notice of the acceptance of this Agreement and all notice of non-performance, non-payment or non-observance on the part of the Tenant of its obligations under the Lease. Without being limited to the preceding examples, any notice which the Landlord desires to give to the Indemnifier will be sufficiently given if sent by prepaid first-class mail, by facsimile or other means of electronic communication or by hand-delivery, as subsequently set out, to the Premises. Any notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the 4th Business Day after the post-marked date. If sent by facsimile or other means of electronic communication, it will be deemed to have been received on the Business Day following the sending. If delivered by hand it will be deemed to have been received at the time it is delivered to the applicable address. The Indemnifier may designate by notice a substitute address. Any subsequent notices which the Landlord desires to give will be directed to this substitute address. If two or more persons are named as Indemnifier, any notice given in this provision or under the Lease will be sufficiently given if delivered or mailed in the manner set out above to any one of such persons.

4. In the event of a default under the Lease or under this Indemnity, the Indemnifier waives any right to require the Landlord to:

(a)   proceed against the Tenant or pursue any rights and remedies against the Tenant with respect to the Lease;

(b)   proceed against or exhaust any security of the Tenant held by the Landlord; or

(c)   pursue any other remedy whatsoever in the Landlord's power.

The Landlord has the right to enforce this Indemnity regardless of the acceptance of additional security from the Tenant and regardless of any release or discharge of the Tenant by the Landlord or by others or by operation of any law.

5. Without being limited to these specific provisions, the liability of the Indemnifier under this Indemnity is not and is not deemed to have been waived, released, discharged, impaired or affected by reason of:

(a)   the release or discharge of the Tenant in any receivership, bankruptcy, winding-up or other creditors' proceedings;

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(b)   or the termination, repudiation, rejection, disaffirmance or disclaimer ("Repudiation") of the Lease in any proceeding;

and will continue for the periods prior to and subsequent to the Term as if the Lease had not been terminated, repudiated, disaffirmed or disclaimed.

6. The Indemnifier agrees, upon any Repudiation that at the Landlord's option, to be exercised within six months of the Repudiation, the Indemnifier will, at its sole cost, execute and deliver to the Landlord, in a form prepared by the Landlord, either

(a)   a new lease by which the Indemnifier will become the tenant of the Landlord upon the same terms and conditions as are contained in the Lease, applied with needed changes to the details; or

(b)   an agreement by which the Indemnifier will agree to continue to make the payments of Rent for the balance of the Term unexpired at the time of the Repudiation calculated as though the Repudiation had not occurred.

The liability of the Indemnifier will not be affected by any repossession of the Premises by the Landlord. Provided, however, that the net payments received by the Landlord after deducting all costs and expenses of repossessing and reletting the Premises will be credited from time to time by the Landlord against the indebtedness of the Indemnifier and the Indemnifier will pay any balance owing to the Landlord from time to time immediately upon demand.

7. No action or proceedings brought or instituted under this Indemnity and no recovery under this Indemnity will be a bar or defence to any further action or proceeding which may be brought under this Indemnity because of any further default under this Indemnity or in the performance and observance of the terms, covenants and conditions contained in the Lease.

8. No modification of this Indemnity will be effective unless the modification is in writing and is executed by both the Indemnifier and the Landlord.

9. The Indemnifier will be bound by this Indemnity in the same manner as though the Indemnifier were the Tenant named in the Lease. The Indemnifier acknowledges that it has received a true copy of the Lease and is familiar with the terms, covenants and conditions contained in the Lease.

10. If the Indemnifier is a corporation, it will not change or permit to be changed its effective voting control from that existing as of the Lease's date of execution. If the Indemnifier is a partnership, joint venture or co-tenancy as of the date of execution, it will not change or permit to be changed the Persons comprising such partnership, joint venture or co-tenancy without the Landlord's prior consent which may be unreasonably withheld.

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11. If two or more persons execute this Indemnity as Indemnifier, the liability of each person under this Indemnity is joint and several. If the Indemnifier named in the Indemnity is a partnership or other business association, whose members are by virtue of statutory or general law subject to personal liability, the liability of each such member is joint and several.

12. All the terms, covenants and conditions of this Indemnity extend to and are binding on the Indemnifier's heirs, executors, administrators, successors and assigns, as the case may be, and enure to the benefit of and may be enforced by the Landlord's successors and assigns and any Mortgagee.

13. A capitalized term used in this Indemnity, will have the same meaning ascribed to the term in the Lease, unless specifically defined in the Indemnity or unless the context requires otherwise.

14. This Agreement will be construed in accordance with and governed by the laws of the Province in which the Building is located and the applicable laws of Canada.

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15. Wherever this Indemnity refers to either the Landlord or the Tenant, the reference is deemed to apply also to the respective heirs, executors, administrators, successors and assigns and permitted assigns, respectively, of the Landlord and the Tenant. Any assignment by the Landlord of any of its interest in the Lease operates automatically as an assignment to such assignee of the benefit of this Indemnity.

IN WITNESS WHEREOF the Landlord and the Indemnifier have signed and sealed this Indemnity.

SIGNED, SEALED AND DELIVERED in the presence of	))))))))))))))	THE GREAT-WEST LIFE ASSURANCE COMPANY
		(Landlord)
		Per: _____
		Name:
		Title:
		Per: _____
		Name:
		Title:
_____ Witness	)))))))))))))))	■ _____ (Indemnifier)
		■ (Indemnifier)
		Per: _____
		Name:
		Title:

[Note: Indemnities given in Alberta given by individual persons require a Guarantees Acknowledgment Act certificate.]

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